CREDIT SUISSE

Financial Statements

Credit Suisse (Bank)

6M17

Report of Independent Registered Public Accounting Firm
Credit Suisse (Bank) Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
Consolidated statements of comprehensive income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated balance sheets (unaudited) (continued)
Consolidated statements of changes in equity (unaudited)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows (unaudited) (continued)
Supplemental cash flow information (unaudited)
Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuring expenses
13 Trading assets and liabilities
14 Investment securities
15 Loans, allowance for loan losses and credit quality
16 Goodwill
17 Other assets and other liabilities
18 Long-term debt
19 Accumulated other comprehensive income
20 Offsetting of financial assets and financial liabilities
21 Tax
22 Employee deferred compensation
23 Pension and other post-retirement benefits
24 Derivatives and hedging activities
25 Guarantees and commitments
26 Transfers of financial assets and variable interest entities
27 Financial instruments
28 Assets pledged and collateral
29 Litigation

Report of Independent Registered Public Accounting Firm
Report of Independent Registered PublicAccountingFirmto the Board of Directors of Credit Suisse AG, ZurichWe have reviewed the accompanying condensed consolidated balance sheet of Credit Suisse AG and subsidiaries (the “Bank”) as of June 30, 2017 and the related condensed consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the sixmonth periods ended June 30, 2017 and 2016. These condensed consolidated financial statements are the responsibility of the Bank’s management.We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Bank as of December31, 2016, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the year then ended (not presented herein); and in our report dated March24, 2017, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December31, 2016, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.KPMG AGNicholas EdmondsAnthony AnzevinoLicensed Audit ExpertGlobal Lead PartnerZurich, SwitzerlandJuly 28, 2017

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Credit Suisse (Bank) Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	6M17	6M16
Consolidated statements of operations (CHF million)
Interest and dividend income	8,645	9,343
Interest expense	(5,205)	(5,317)
Net interest income	3,440	4,026
Commissions and fees	5,874	5,392
Trading revenues	774	(312)
Other revenues	652	511
Net revenues	10,740	9,617
Provision for credit losses	135	122
Compensation and benefits	5,288	5,319
General and administrative expenses	3,292	3,683
Commission expenses	718	739
Restructuring expenses	155	319
Total other operating expenses	4,165	4,741
Total operating expenses	9,453	10,060
Income/(loss) before taxes	1,152	(565)
Income tax expense/(benefit)	386	(271)
Net income/(loss)	766	(294)
Net income/(loss) attributable to noncontrolling interests	(2)	2
Net income/(loss) attributable to shareholders	768	(296)
Consolidated statements of comprehensive income (unaudited)
in	6M17	6M16
Comprehensive income/(loss) (CHF million)
Net income/(loss)	766	(294)
Gains/(losses) on cash flow hedges	2	68
Foreign currency translation	(1,576)	(503)
Unrealized gains/(losses) on securities	(7)	7
Actuarial gains/(losses)	25	20
Gains/(losses) on liabilities related to credit risk	(925)	1,042
Other comprehensive income/(loss), net of tax	(2,481)	634
Comprehensive income/(loss)	(1,715)	340
Comprehensive income/(loss) attributable to noncontrolling interests	(53)	(12)
Comprehensive income/(loss) attributable to shareholders	(1,662)	352
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	6M17	2016
Assets (CHF million)
Cash and due from banks	110,166	121,066
of which reported at fair value	123	208
of which reported from consolidated VIEs	554	369
Interest-bearing deposits with banks	636	767
of which reported at fair value	39	26
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	129,347	134,839
of which reported at fair value	91,520	87,331
Securities received as collateral, at fair value	33,385	32,564
of which encumbered	31,040	30,768
Trading assets, at fair value	141,084	165,392
of which encumbered	39,932	52,322
of which reported from consolidated VIEs	2,463	2,744
Investment securities	2,279	2,486
of which reported at fair value	2,279	2,486
of which reported from consolidated VIEs	380	511
Other investments	6,570	6,717
of which reported at fair value	4,137	4,088
of which reported from consolidated VIEs	1,950	2,006
Net loans	277,367	278,960
of which reported at fair value	16,627	19,528
of which encumbered	127	132
of which reported from consolidated VIEs	283	284
allowance for loan losses	(916)	(937)
Premises and equipment	4,432	4,666
of which reported from consolidated VIEs	137	173
Goodwill	3,974	4,189
Other intangible assets	195	213
of which reported at fair value	128	138
Brokerage receivables	40,279	33,431
Other assets	35,780	36,775
of which reported at fair value	11,403	9,420
of which encumbered	210	256
of which reported from consolidated VIEs	3,124	2,616
Total assets	785,494	822,065
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
	6M17	2016
Liabilities and equity (CHF million)
Due to banks	17,650	22,800
of which reported at fair value	370	445
Customer deposits	358,050	357,224
of which reported at fair value	3,579	3,576
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	30,711	33,016
of which reported at fair value	16,038	19,634
Obligation to return securities received as collateral, at fair value	33,385	32,564
Trading liabilities, at fair value	43,515	44,952
of which reported from consolidated VIEs	3	18
Short-term borrowings	17,237	15,385
of which reported at fair value	5,628	4,061
of which reported from consolidated VIEs	0	1
Long-term debt	175,720	192,495
of which reported at fair value	70,829	71,970
of which reported from consolidated VIEs	1,199	1,759
Brokerage payables	33,545	39,852
Other liabilities	30,010	39,919
of which reported at fair value	8,270	9,557
of which reported from consolidated VIEs	232	243
Total liabilities	739,823	778,207
Common shares	4,400	4,400
Additional paid-in capital	45,449	41,817
Retained earnings	10,547	9,814
Accumulated other comprehensive income/(loss)	(15,672)	(13,242)
Total shareholders' equity	44,724	42,789
Noncontrolling interests	947	1,069
Total equity	45,671	43,858

Total liabilities and equity	785,494	822,065
end of	6M17	2016
Additional share information
Par value (CHF)	1.00	1.00
Issued shares	4,399,680,200	4,399,680,200
Shares outstanding	4,399,680,200	4,399,680,200
The Bank's total share capital is fully paid and consists of 4,399,680,200 registered shares as of June 30, 2017. Each share is entitled to one vote. The Bank has no warrants on its own shares outstanding.

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	[1]	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
6M17 (CHF million)
Balance at beginning of period	4,400	41,817		9,814	0		(13,242)	42,789	1,069	43,858
Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–		–	–		–	–	(64)	(64)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–		–	–	30	30
Net income/(loss)	–	–		768	–		–	768	(2)	766
Cumulative effect of accounting changes, net of tax	–	–		(25)	–		–	(25)	–	(25)
Total other comprehensive income/(loss), net of tax	–	–		–	–		(2,430)	(2,430)	(51)	(2,481)
Share-based compensation, net of tax	–	(359)		–	–		–	(359)	–	(359)
Dividends on share-based compensation, net of tax	–	(78)		–	–		–	(78)	–	(78)
Dividends paid	–	–		(10)	–		–	(10)	(2)	(12)
Changes in scope of consolidation, net	–	–		–	–		–	–	(20)	(20)
Other	–	4,069	[4]	–	–		–	4,069	(13)	4,056
Balance at end of period	4,400	45,449		10,547	0		(15,672)	44,724	947	45,671
6M16 (CHF million)
Balance at beginning of period	4,400	40,999		13,307	0		(13,294)	45,412	1,284	46,696
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–		–	–	(65)	(65)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–		–	–	79	79
Net income/(loss)	–	–		(296)	–		–	(296)	2	(294)
Cumulative effect of accounting changes, net of tax	–	–		(464)	–		464	–	–	–
Total other comprehensive income/(loss), net of tax	–	–		–	–		648	648	(14)	634
Share-based compensation, net of tax	–	(296)		–	–		–	(296)	–	(296)
Dividends on share-based compensation, net of tax	–	(41)		–	–		–	(41)	–	(41)
Dividends paid	–	–		(145)	–		–	(145)	–	(145)
Changes in scope of consolidation, net	–	–		–	–		–	–	(255)	(255)
Other	–	705		–	–		–	705	(29)	676
Balance at end of period	4,400	41,367		12,402	0		(12,182)	45,987	1,002	46,989
1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations.
2 Distributions to owners in funds include the return of original capital invested and any related dividends.
3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
4 Includes a capital contribution of CHF 4,100 million from Credit Suisse Group AG to Credit Suisse AG following the capital increase in June 2017 by the Group.
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	6M17	6M16
Operating activities of continuing operations (CHF million)
Net income/(loss)	766	(294)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	432	469
Provision for credit losses	135	122
Deferred tax provision/(benefit)	67	(449)
Share of net income/(loss) from equity method investments	(89)	37
Trading assets and liabilities, net	19,358	15,228
(Increase)/decrease in other assets	(11,641)	(9,303)
Increase/(decrease) in other liabilities	(11,035)	4,309
Other, net	809	(100)
Total adjustments	(1,964)	10,313
Net cash provided by/(used in) operating activities of continuing operations	(1,198)	10,019
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	126	56
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(2,330)	786
Purchase of investment securities	(44)	(60)
Proceeds from sale of investment securities	7	9
Maturities of investment securities	192	213
Investments in subsidiaries and other investments	(887)	(373)
Proceeds from sale of other investments	831	583
(Increase)/decrease in loans	(5,736)	(2,414)
Proceeds from sales of loans	3,785	415
Capital expenditures for premises and equipment and other intangible assets	(472)	(581)
Proceeds from sale of premises and equipment and other intangible assets	51	53
Other, net	53	51
Net cash provided by/(used in) investing activities of continuing operations	(4,424)	(1,262)
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	6M17	6M16
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	4,229	8,611
Increase/(decrease) in short-term borrowings	2,717	3,049
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(478)	(13,622)
Issuances of long-term debt	22,698	35,703
Repayments of long-term debt	(35,646)	(20,718)
Dividends paid	(12)	(145)
Other, net	3,520	549
Net cash provided by/(used in) financing activities of continuing operations	(2,972)	13,427
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(2,306)	(462)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(10,900)	21,722

Cash and due from banks at beginning of period	121,066	92,254
Cash and due from banks at end of period	110,166	113,976
Supplemental cash flow information (unaudited)
in	6M17	6M16
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	381	233
Cash paid for interest	4,938	5,046
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	1,633	0
Liabilities sold	1,554	0
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse AG (the Bank) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2016, included in the Credit Suisse Group AG & Credit Suisse AG Annual Report 2016 (Credit Suisse Annual Report 2016).
> Refer to “Note 1 – Summary of significant accounting policies” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2016 for a description of the Bank’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
In order to align the corporate structure of Credit Suisse (Schweiz) AG with that of the Swiss Universal Bank division, during 6M17, the equity stakes in Neue Aargauer Bank AG, BANK-now AG and Swisscard AECS GmbH held by the Group were transferred to Credit Suisse (Schweiz) AG, a wholly owned subsidiary of the Bank.
Prior periods have been restated to conform to the current presentation to reflect the impact of these transfers.
2 Recently issued accounting standards
> Refer to “Note 2 – Recently issued accounting standards” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2016 for a description of accounting standards adopted in 2016.
> Refer to “Note 2 – Recently issued accounting standards” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q17 for the most recently adopted accounting standards and standards to be adopted in future periods.
The impact on the Bank’s and Group’s financial condition, results of operations or cash flows was or is expected to be identical.
3 Business developments
Capital increase
On May 18, 2017, the Group held an Extraordinary General Meeting at which shareholders approved a capital increase by way of a rights offering. By the end of the rights exercise period on June 7, 2017, 99.2% of the rights had been exercised and 390,206,406 newly issued shares were subscribed. The 3,026,166 newly issued shares that were not subscribed were sold in the market. The capital increase resulted in 393,232,572 newly issued shares and net proceeds for the Group of CHF 4.1 billion. Of these proceeds, the Bank received CHF 4.1 billion as a capital contribution from the Group.
Evolution of legal entity structure
The execution of the program evolving the Group’s legal entity structure to support the realization of its strategic objectives, increase the resilience of the Group and meet developing and future regulatory requirements has continued to progress.
– In February 2017, Credit Suisse (Schweiz) AG and Credit Suisse Asset Management International Holding Ltd (CSAM IHAG), with a participating interest of 49% and 51%, respectively, incorporated Credit Suisse Asset Management & Investor Services (Schweiz) Holding AG (CSAM Holding), a holding company domiciled in Switzerland. CSAM Schweiz was incorporated in February 2017 and received the Swiss-related asset management business from Credit Suisse AG through a transfer of assets in accordance with the Swiss Merger Act. All transfers of participations were made at the participations’ Swiss GAAP carrying value as recorded by the transferor.
– In order to align the corporate structure of Credit Suisse (Schweiz) AG with that of the Swiss Universal Bank division,

the following equity stakes held by the Group were transferred to Credit Suisse (Schweiz) AG: (i) 100% equity stake in Neue Aargauer Bank AG, (ii) 100% equity stake in BANK-now AG, and (iii) 50% equity stake in Swisscard AECS GmbH. The transfer was completed on March 31, 2017.
> Refer to “Evolution of legal entity structure” in I – Information on the company – Strategy in the Credit Suisse Annual Report 2016 for further information.
4 Segment information
> Refer to “Note 4 – Segment information” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q17 for further information.
For the purpose of presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank.
Net revenues and income before taxes
in	6M17	6M16
Net revenues (CHF million)
Swiss Universal Bank	2,759	2,693
International Wealth Management	2,485	2,318
Asia Pacific	1,729	1,818
Global Markets	3,126	2,875
Investment Banking & Capital Markets	1,117	931
Strategic Resolution Unit	(480)	(904)
Adjustments [1]	4	(114)
Net revenues	10,740	9,617
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	906	885
International Wealth Management	656	545
Asia Pacific	335	470
Global Markets	574	(44)
Investment Banking & Capital Markets	227	73
Strategic Resolution Unit	(1,102)	(2,012)
Adjustments [1]	(444)	(482)
Income/(loss) from continuing operations before taxes	1,152	(565)
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain expenses that were not allocated to the segments.

Total assets
end of	6M17	2016
Total assets (CHF million)
Swiss Universal Bank	235,562	228,363
International Wealth Management	89,163	91,083
Asia Pacific	90,948	97,221
Global Markets	228,858	239,700
Investment Banking & Capital Markets	20,973	20,784
Strategic Resolution Unit	54,427	80,297
Adjustments [1]	65,563	64,617
Total assets	785,494	822,065
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain expenses that were not allocated to the segments.

5 Net interest income
in	6M17	6M16
Net interest income (CHF million)
Loans	2,907	2,763
Investment securities	23	33
Trading assets	3,659	4,378
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,239	1,414
Other	817	755
Interest and dividend income	8,645	9,343
Deposits	(638)	(504)
Short-term borrowings	(73)	(38)
Trading liabilities	(1,969)	(2,226)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(577)	(753)
Long-term debt	(1,771)	(1,695)
Other	(177)	(101)
Interest expense	(5,205)	(5,317)
Net interest income	3,440	4,026
6 Commissions and fees
in	6M17	6M16
Commissions and fees (CHF million)
Lending business	933	837
Investment and portfolio management	1,566	1,510
Other securities business	39	31
Fiduciary business	1,605	1,541
Underwriting	948	617
Brokerage	1,562	1,591
Underwriting and brokerage	2,510	2,208
Other services	826	806
Commissions and fees	5,874	5,392
7 Trading revenues
in	6M17	6M16
Trading revenues (CHF million)
Interest rate products	1,955	4,591
Foreign exchange products	1,238	(2,148)
Equity/index-related products	(1,901)	(2,097)
Credit products	(581)	(1,268)
Commodity and energy products	65	13
Other products	(2)	597
Total	774	(312)
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

8 Other revenues
in	6M17	6M16
Other revenues (CHF million)
Loans held-for-sale	0	(57)
Long-lived assets held-for-sale	(11)	24
Equity method investments	104	93
Other investments	76	11
Other	483	440
Other revenues	652	511
9 Provision for credit losses
in	6M17	6M16
Provision for credit losses (CHF million)
Provision for loan losses	136	113
Provision for lending-related and other exposures	(1)	9
Provision for credit losses	135	122
10 Compensation and benefits
in	6M17	6M16
Compensation and benefits (CHF million)
Salaries and variable compensation	4,461	4,489
Social security	353	355
Other [1]	474	475
Compensation and benefits	5,288	5,319
1 Includes pension and other post-retirement expense of CHF 295 million and CHF 310 million in 6M17 and 6M16, respectively.
11 General and administrative expenses
in	6M17	6M16
General and administrative expenses (CHF million)
Occupancy expenses	487	487
IT, machinery, etc.	534	570
Provisions and losses	225	169
Travel and entertainment	157	165
Professional services	1,175	1,528
Amortization and impairment of other intangible assets	5	4
Other	709	760
General and administrative expenses	3,292	3,683

12 Restructuring expenses
In connection with the strategic review of the Bank, restructuring expenses of CHF 155 million and CHF 319 million were recognized in 6M17 and 6M16, respectively. Restructuring expenses primarily include termination costs, expenses in connection with the acceleration of certain deferred compensation awards and real estate contract termination costs.
Restructuring expenses by segment
in	6M17	6M16
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	48	44
International Wealth Management	43	23
Asia Pacific	30	11
Global Markets	52	150
Investment Banking & Capital Markets	12	19
Strategic Resolution Unit	18	99
Corporate Center	3	0
Adjustments [1]	(51)	(27)
Total restructuring expenses	155	319
1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa.
Restructuring expenses by type
in	6M17	6M16
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	128	205
of which severance expenses	86	116
of which accelerated deferred compensation	42	89
General and administrative-related expenses	27	114
Total restructuring expenses	155	319
Restructuring provision
	6M17			6M16
	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	217	94	311	187	12	199
Net additional charges [1]	86	17	103	116	114	230
Utilization	(122)	(28)	(150)	(115)	(15)	(130)
Balance at end of period	181	83	264	188	111	299
1
The following items for which expense accretion was accelerated in 6M17 and 6M16 due to the restructuring of the Bank are not included in the restructuring provision: unsettled share-based compensation of CHF 27 million and CHF 6 million, respectively, which remain classified as a component of total shareholder’s equity; and unsettled cash-based deferred compensation of CHF 15 million and CHF 83 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 10 million and CHF 0 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

13 Trading assets and liabilities
end of	6M17	2016
Trading assets (CHF million)
Debt securities	62,766	65,675
Equity securities	52,003	63,874
Derivative instruments [1]	20,902	27,013
Other	5,413	8,830
Trading assets	141,084	165,392
Trading liabilities (CHF million)
Short positions	26,927	24,583
Derivative instruments [1]	16,588	20,369
Trading liabilities	43,515	44,952
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	6M17	2016
Cash collateral – netted (CHF million) [1]
Cash collateral paid	24,832	33,688
Cash collateral received	18,605	22,951
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	5,848	5,706
Cash collateral received	9,226	11,497
1 Recorded as cash collateral netting on derivative instruments in Note 20 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 17 – Other assets and other liabilities.

14 Investment securities
end of	6M17	2016
Investment securities (CHF million)
Securities available-for-sale	2,279	2,486
Total investment securities	2,279	2,486
Investment securities by type
end of	6M17				2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by the Swiss federal, cantonal or local governmental entities	197	15	0	212	238	18	0	256
Debt securities issued by foreign governments	1,317	26	0	1,343	1,309	34	0	1,343
Corporate debt securities	254	0	0	254	287	0	0	287
Residential mortgage-backed securities	377	0	0	377	497	0	0	497
Commercial mortgage-backed securities	2	0	0	2	14	0	0	14
Collateralized debt obligations	0	0	0	0	1	0	0	1
Debt securities available-for-sale	2,147	41	0	2,188	2,346	52	0	2,398
Banks, trust and insurance companies	67	24	0	91	65	23	0	88
Equity securities available-for-sale	67	24	0	91	65	23	0	88
Securities available-for-sale	2,214	65	0	2,279	2,411	75	0	2,486
Proceeds from sales, realized gains and realized losses from available-for-sale securities
in	6M17		6M16
	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	3	4	8	1
Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
6M17 (CHF million)
Due within 1 year	737	744	0.75
Due from 1 to 5 years	948	974	0.97
Due from 5 to 10 years	74	81	0.99
Due after 10 years	388	389	3.25
Total debt securities	2,147	2,188	1.31

15 Loans, allowance for loan losses and credit quality
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2016 for further information.
Loans
end of	6M17	2016
Loans (CHF million)
Mortgages	105,433	104,335
Loans collateralized by securities	40,277	37,268
Consumer finance	4,025	3,490
Consumer	149,735	145,093
Real estate	26,144	26,016
Commercial and industrial loans	80,651	83,760
Financial institutions	17,830	20,884
Governments and public institutions	4,036	4,273
Corporate & institutional	128,661	134,933
Gross loans	278,396	280,026
of which held at amortized cost	261,769	260,498
of which held at fair value	16,627	19,528
Net (unearned income)/deferred expenses	(113)	(129)
Allowance for loan losses	(916)	(937)
Net loans	277,367	278,960
Gross loans by location (CHF million)
Switzerland	161,724	161,756
Foreign	116,672	118,270
Gross loans	278,396	280,026
Impaired loan portfolio (CHF million)
Non-performing loans	1,029	1,236
Non-interest-earning loans	216	253
Total non-performing and non-interest-earning loans	1,245	1,489
Restructured loans	344	358
Potential problem loans	639	613
Total other impaired loans	983	971
Gross impaired loans	2,228	2,460

Allowance for loan losses by loan portfolio
	6M17			6M16
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	216	721	937	216	649	865
Net movements recognized in statements of operations	31	105	136	7	106	113
Gross write-offs	(31)	(121)	(152)	(42)	(105)	(147)
Recoveries	8	13	21	5	29	34
Net write-offs	(23)	(108)	(131)	(37)	(76)	(113)
Provisions for interest	(5)	4	(1)	5	1	6
Foreign currency translation impact and other adjustments, net	(4)	(21)	(25)	(4)	(5)	(9)
Balance at end of period	215	701	916	187	675	862
of which individually evaluated for impairment	172	539	711	141	481	622
of which collectively evaluated for impairment	43	162	205	46	194	240
Gross loans held at amortized cost (CHF million)
Balance at end of period	149,718	112,051	261,769	144,514	112,339	256,853
of which individually evaluated for impairment [1]	607	1,621	2,228	650	1,642	2,292
of which collectively evaluated for impairment	149,111	110,430	259,541	143,864	110,697	254,561
1 Represents gross impaired loans both with and without a specific allowance.
Purchases, reclassifications and sales
in	6M17			6M16
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	1,658	1,658	0	1,415	1,415
Reclassifications from loans held-for-sale [2]	0	0	0	0	125	125
Reclassifications to loans held-for-sale [3]	0	3,809	3,809	1,632	664	2,296
Sales [3]	0	3,696	3,696	0	30	30
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
6M17 (CHF million)
Mortgages	93,665	11,518	250	105,433
Loans collateralized by securities	36,864	3,298	115	40,277
Consumer finance	1,672	2,175	161	4,008
Consumer	132,201	16,991	526	149,718
Real estate	19,607	5,836	106	25,549
Commercial and industrial loans	39,044	32,626	1,359	73,029
Financial institutions	10,221	1,901	74	12,196
Governments and public institutions	1,214	57	6	1,277
Corporate & institutional	70,086	40,420	1,545	112,051
Gross loans held at amortized cost	202,287	57,411	2,071	261,769
Value of collateral [1]	185,334	47,260	1,470	234,064
2016 (CHF million)
Mortgages	92,533	11,613	189	104,335
Loans collateralized by securities	34,136	2,916	216	37,268
Consumer finance	1,164	2,119	184	3,467
Consumer	127,833	16,648	589	145,070
Real estate	19,594	5,878	84	25,556
Commercial and industrial loans	36,501	35,945	1,447	73,893
Financial institutions	12,658	1,887	107	14,652
Governments and public institutions	1,253	60	14	1,327
Corporate & institutional	70,006	43,770	1,652	115,428
Gross loans held at amortized cost	197,839	60,418	2,241	260,498
Value of collateral [1]	180,323	51,344	1,468	233,135
1
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Bank's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31-60 days	61-90 days	More than 90 days	Total	Total
6M17 (CHF million)
Mortgages	103,714	1,488	15	41	175	1,719	105,433
Loans collateralized by securities	40,129	33	2	1	112	148	40,277
Consumer finance	3,348	445	41	40	134	660	4,008
Consumer	147,191	1,966	58	82	421	2,527	149,718
Real estate	24,941	536	3	12	57	608	25,549
Commercial and industrial loans	71,643	717	41	124	504	1,386	73,029
Financial institutions	12,007	115	2	2	70	189	12,196
Governments and public institutions	1,261	10	0	0	6	16	1,277
Corporate & institutional	109,852	1,378	46	138	637	2,199	112,051
Gross loans held at amortized cost	257,043	3,344	104	220	1,058	4,726	261,769
2016 (CHF million)
Mortgages	102,047	2,053	29	33	173	2,288	104,335
Loans collateralized by securities	36,953	93	1	1	220	315	37,268
Consumer finance	2,963	276	36	40	152	504	3,467
Consumer	141,963	2,422	66	74	545	3,107	145,070
Real estate	24,843	631	17	2	63	713	25,556
Commercial and industrial loans	72,034	854	127	131	747	1,859	73,893
Financial institutions	14,499	49	0	0	104	153	14,652
Governments and public institutions	1,268	44	1	0	14	59	1,327
Corporate & institutional	112,644	1,578	145	133	928	2,784	115,428
Gross loans held at amortized cost	254,607	4,000	211	207	1,473	5,891	260,498
Gross impaired loans by category
	Non-performing and non-interest earning loans			Other impaired loans
end of	Non- performing	Non- interest- earning	Total	Re- structured	Potential problem	Total	Total
6M17 (CHF million)
Mortgages	239	9	248	13	62	75	323	[1]
Loans collateralized by securities	102	16	118	0	2	2	120
Consumer finance	155	8	163	0	1	1	164
Consumer	496	33	529	13	65	78	607
Real estate	59	5	64	0	47	47	111
Commercial and industrial loans	440	135	575	331	524	855	1,430
Financial institutions	28	43	71	0	3	3	74
Governments and public institutions	6	0	6	0	0	0	6
Corporate & institutional	533	183	716	331	574	905	1,621
Gross impaired loans	1,029	216	1,245	344	639	983	2,228
2016 (CHF million)
Mortgages	190	11	201	13	40	53	254	[1]
Loans collateralized by securities	193	17	210	0	13	13	223
Consumer finance	180	4	184	0	1	1	185
Consumer	563	32	595	13	54	67	662
Real estate	62	5	67	0	19	19	86
Commercial and industrial loans	539	170	709	345	513	858	1,567
Financial institutions	58	46	104	0	27	27	131
Governments and public institutions	14	0	14	0	0	0	14
Corporate & institutional	673	221	894	345	559	904	1,798
Gross impaired loans	1,236	253	1,489	358	613	971	2,460
1
As of June 30, 2017 and 2016, CHF 75 million and CHF 62 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

Gross impaired loan detail
end of	6M17			2016
	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	218	204	33	211	198	21
Loans collateralized by securities	117	106	45	209	193	54
Consumer finance	162	143	94	177	160	97
Consumer	497	453	172	597	551	172
Real estate	68	62	10	65	59	10
Commercial and industrial loans	1,138	1,109	487	1,271	1,239	471
Financial institutions	74	71	42	126	122	46
Governments and public institutions	6	5	0	14	14	0
Corporate & institutional	1,286	1,247	539	1,476	1,434	527
Gross impaired loans with a specific allowance	1,783	1,700	711	2,073	1,985	699
Mortgages	105	105	–	43	43	–
Loans collateralized by securities	3	3	–	14	14	–
Consumer finance	2	2	–	8	8	–
Consumer	110	110	–	65	65	–
Real estate	43	43	–	21	21	–
Commercial and industrial loans	292	292	–	296	296	–
Financial institutions	0	0	–	5	5	–
Corporate & institutional	335	335	–	322	322	–
Gross impaired loans without specific allowance	445	445	–	387	387	–
Gross impaired loans	2,228	2,145	711	2,460	2,372	699
of which consumer	607	563	172	662	616	172
of which corporate & institutional	1,621	1,582	539	1,798	1,756	527

Gross impaired loan detail (continued)
in	6M17			6M16
	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
Gross impaired loan detail (CHF million)
Mortgages	217	1	1	191	1	1
Loans collateralized by securities	121	0	0	118	0	0
Consumer finance	170	1	1	210	0	0
Consumer	508	2	2	519	1	1
Real estate	71	0	0	71	0	0
Commercial and industrial loans	1,155	8	3	968	5	1
Financial institutions	92	0	0	167	1	0
Governments and public institutions	8	0	0	2	0	0
Corporate & institutional	1,326	8	3	1,208	6	1
Gross impaired loans with a specific allowance	1,834	10	5	1,727	7	2
Mortgages	81	2	0	88	2	0
Loans collateralized by securities	11	0	0	22	0	0
Consumer finance	4	0	0	15	0	0
Consumer	96	2	0	125	2	0
Real estate	31	0	0	37	0	0
Commercial and industrial loans	278	5	1	267	3	0
Financial institutions	0	0	0	2	0	0
Governments and public institutions	0	0	0	4	0	0
Corporate & institutional	309	5	1	310	3	0
Gross impaired loans without specific allowance	405	7	1	435	5	0
Gross impaired loans	2,239	17	6	2,162	12	2
of which consumer	604	4	2	644	3	1
of which corporate & institutional	1,635	13	4	1,518	9	1
Restructured loans held at amortized cost
in	6M17			6M16
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million, except where indicated)
Commercial and industrial loans	9	49	49	8	59	59
Total	9	49	49	8	59	59
In 6M17 and 6M16, the Bank did not experience a default on any loan that had been restructured within the previous 12 months.
In 6M17, the loan modifications of the Bank included extended loan repayment terms, including the suspension of quarterly and annual loan amortizations, modifications of covenants and a waiver of a loan termination.

16 Goodwill
6M17	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Bank
Gross amount of goodwill (CHF million)
Balance at beginning of period	605	1,598	2,090	2,842	933	12	8,080
Foreign currency translation impact	(21)	(85)	(67)	(7)	(31)	0	(211)
Other	0	(4)	0	0	0	0	(4)
Balance at end of period	584	1,509	2,023	2,835	902	12	7,865
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	584	1,509	1,251	116	514	0	3,974
> Refer to “Note 17 – Goodwill” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q17 for further information.

17 Other assets and other liabilities
end of	6M17	2016
Other assets (CHF million)
Cash collateral on derivative instruments	5,848	5,706
Cash collateral on non-derivative transactions	873	1,237
Derivative instruments used for hedging	112	148
Assets held-for-sale	9,920	8,214
of which loans [1]	9,742	8,062
of which real estate [2]	150	122
of which long-lived assets	28	30
Assets held for separate accounts	410	431
Interest and fees receivable	4,555	4,801
Deferred tax assets [3]	7,472	5,815
Prepaid expenses	446	395
Failed purchases	1,642	2,423
Defined benefit pension and post-retirement plan assets	1,005	995
Other [3]	3,497	6,610
Other assets	35,780	36,775
Other liabilities (CHF million)
Cash collateral on derivative instruments	9,226	11,497
Cash collateral on non-derivative transactions	418	369
Derivative instruments used for hedging	2	2
Deposits held-for-sale	0	1,577
Provisions	946	4,068
of which off-balance sheet risk	82	88
Restructuring liabilities	264	311
Liabilities held for separate accounts	410	431
Interest and fees payable	5,434	6,012
Current tax liabilities	513	624
Deferred tax liabilities	129	99
Failed sales	787	737
Defined benefit pension and post-retirement plan liabilities	501	521
Other	11,380	13,671
Other liabilities	30,010	39,919
1 Included as of 6M17 and 6M16 were CHF 608 million and CHF 681 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of 6M17 and 6M16 real estate held-for-sale included foreclosed or repossessed real estate of CHF 5 million and CHF 16 million, respectively, of which CHF 2 million and CHF 13 million, respectively, were related to residential real estate.

3
Includes a reclassification from other assets to deferred tax assets in 1Q17 as a result of the early adoption of ASU 2016-16. Refer to “Note 2 – Recently issued accounting standards” for further information.

18 Long-term debt
Long-term debt
end of	6M17	2016
Long-term debt (CHF million)
Senior	152,552	168,601
Subordinated	21,969	22,135
Non-recourse liabilities from consolidated VIEs	1,199	1,759
Long-term debt	175,720	192,495
of which reported at fair value	70,829	71,970
of which structured notes	57,664	59,544
Structured notes by product
end of	6M17	2016
Structured notes (CHF million)
Equity	35,393	35,980
Fixed income	15,632	16,395
Credit	5,429	5,713
Other	1,210	1,456
Total structured notes	57,664	59,544

19 Accumulated other comprehensive income
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	Accumu- lated other compre- hensive income/ (loss)
6M17 (CHF million)
Balance at beginning of period	(16)	(12,269)	61	(402)	2	(618)	(13,242)
Increase/(decrease)	(16)	(1,549)	(7)	0	0	(923)	(2,495)
Increase/(decrease) due to equity method investments	0	1	0	0	0	0	1
Reclassification adjustments, included in net income/(loss)	18	23	0	25	0	(2)	64
Total increase/(decrease)	2	(1,525)	(7)	25	0	(925)	(2,430)
Balance at end of period	(14)	(13,794)	54	(377)	2	(1,543)	(15,672)
6M16 (CHF million)
Balance at beginning of period	6	(12,751)	60	(612)	3	–	(13,294)
Increase/(decrease)	73	(545)	7	0	0	1,042	577
Reclassification adjustments, included in net income/(loss)	(5)	56	0	20	0	0	71
Cumulative effect of accounting changes, net of tax	0	0	0	0	0	464	464
Total increase/(decrease)	68	(489)	7	20	0	1,506	1,112
Balance at end of period	74	(13,240)	67	(592)	3	1,506	(12,182)
Details on significant reclassification adjustments
in	6M17	6M16
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments [1]	23	56
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	31	28
Tax expense/(benefit)	(6)	(8)
Net of tax	25	20
1
Includes net releases of CHF 23 million on the sale of Credit Suisse (Monaco) S.A.M. in 6M17 and CHF 55 million on the sale of Credit Suisse (Gibraltar) Limited in 6M16. These were reclassified from cumulative translation adjustments and included in net income in other revenues.

2 These components are included in the computation of total benefit costs. Refer to "Note 23 – Pension and other post-retirement benefits" for further information.

20 Offsetting of financial assets and financial liabilities
> Refer to “Note 21 – Offsetting of financial assets and financial liabilities” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q17 for further information.
Offsetting of derivatives
end of	6M17		2016
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	2.6	2.0	8.2	7.5
OTC	95.7	88.6	129.1	121.7
Exchange-traded	0.2	0.3	0.1	0.1
Interest rate products	98.5	90.9	137.4	129.3
OTC	40.0	46.7	59.3	69.2
Exchange-traded	0.0	0.0	0.0	0.1
Foreign exchange products	40.0	46.7	59.3	69.3
OTC	11.8	12.7	11.2	11.7
Exchange-traded	9.5	10.7	11.5	13.0
Equity/index-related products	21.3	23.4	22.7	24.7
OTC-cleared	2.8	3.0	2.1	2.3
OTC	5.0	5.4	5.8	6.2
Credit derivatives	7.8	8.4	7.9	8.5
OTC	1.6	0.7	2.2	1.1
Exchange-traded	0.0	0.0	0.0	0.1
Other products	1.6	0.7	2.2	1.2
OTC-cleared	5.4	5.0	10.3	9.8
OTC	154.1	154.1	207.6	209.9
Exchange-traded	9.7	11.0	11.6	13.3
Total gross derivatives subject to enforceable master netting agreements	169.2	170.1	229.5	233.0
Offsetting (CHF billion)
OTC-cleared	(5.2)	(4.9)	(8.5)	(7.8)
OTC	(138.1)	(143.7)	(188.6)	(199.3)
Exchange-traded	(9.2)	(10.2)	(11.1)	(11.9)
Offsetting	(152.5)	(158.8)	(208.2)	(219.0)
of which counterparty netting	(133.9)	(133.9)	(184.7)	(184.7)
of which cash collateral netting	(18.6)	(24.9)	(23.5)	(34.3)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.2	0.1	1.8	2.0
OTC	16.0	10.4	19.0	10.6
Exchange-traded	0.5	0.8	0.5	1.4
Total net derivatives subject to enforceable master netting agreements	16.7	11.3	21.3	14.0
Total derivatives not subject to enforceable master netting agreements [1]	4.3	5.3	5.8	6.4
Total net derivatives presented in the consolidated balance sheets	21.0	16.6	27.1	20.4
of which recorded in trading assets and trading liabilities	20.9	16.6	27.0	20.4
of which recorded in other assets and other liabilities	0.1	0.0	0.1	0.0
1 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Offsetting of securities purchased under resale agreements and securities borrowing transactions
end of	6M17				2016
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	103.1	(26.3)	76.8		100.2	(26.9)	73.3
Securities borrowing transactions	18.4	(5.0)	13.4		24.0	(4.5)	19.5
Total subject to enforceable master netting agreements	121.5	(31.3)	90.2		124.2	(31.4)	92.8
Total not subject to enforceable master netting agreements [1]	39.1	–	39.1		42.3	–	42.3
Total	160.6	(31.3)	129.3	[2]	166.5	(31.4)	135.1	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 91,520 million and CHF 87,331 million of the total net amount as of 6M17 and 4Q16, respectively, are reported at fair value.
Offsetting of securities sold under repurchase agreements and securities lending transactions
end of	6M17				2016
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	47.7	(28.7)	19.0		51.6	(29.0)	22.6
Securities lending transactions	8.0	(2.6)	5.4		8.3	(2.4)	5.9
Obligation to return securities received as collateral, at fair value	30.2	0.0	30.2		31.9	0.0	31.9
Total subject to enforceable master netting agreements	85.9	(31.3)	54.6		91.8	(31.4)	60.4
Total not subject to enforceable master netting agreements [1]	9.5	–	9.5		5.4	–	5.4
Total	95.4	(31.3)	64.1		97.2	(31.4)	65.8
of which securities sold under repurchase agreements and securities lending transactions	62.0	(31.3)	30.7	[2]	64.7	(31.4)	33.3	[2]
of which obligation to return securities received as collateral, at fair value	33.4	0.0	33.4		32.5	0.0	32.5
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 16,038 million and CHF 19,634 million of the total net amount as of 6M17 and 4Q16, respectively, are reported at fair value.
Amounts not offset in the consolidated balance sheets
end of	6M17						2016
	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	16.7	5.6		0.0		11.1	21.3	6.3		0.0		15.0
Securities purchased under resale agreements	76.8	76.8		0.0		0.0	73.3	73.3		0.0		0.0
Securities borrowing transactions	13.4	12.9		0.0		0.5	19.5	18.6		0.0		0.9
Total financial assets subject to enforceable master netting agreements	106.9	95.3		0.0		11.6	114.1	98.2		0.0		15.9
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	11.3	2.5		0.0		8.8	14.0	3.3		0.0		10.7
Securities sold under repurchase agreements	19.0	19.0		0.0		0.0	22.6	22.6		0.0		0.0
Securities lending transactions	5.4	5.1		0.0		0.3	5.9	5.7		0.0		0.2
Obligation to return securities received as collateral, at fair value	30.2	28.0		0.0		2.2	31.9	30.4		0.0		1.5
Total financial liabilities subject to enforceable master netting agreements	65.9	54.6		0.0		11.3	74.4	62.0		0.0		12.4
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

21 Tax
The effective tax rate of 33.5% in 6M17 mainly reflected the impact of the geographical mix of results. Overall, net deferred tax assets increased CHF 1,627 million to CHF 7,343 million as of the end of 6M17 compared to 2016.
Net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of June 30, 2017, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 4.4 billion which are considered indefinitely reinvested. The Bank would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Bank is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 67 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Brazil – 2012; Japan – 2012; Switzerland – 2011; the US – 2010; the UK – 2009; and the Netherlands – 2006.
Effective tax rate
in	6M17	6M16
Effective tax rate (%)	33.5	48.0
Tax expense reconciliation
in	6M17
CHF million
Income tax expense computed at the statutory tax rate of 22%	253
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(40)
Other non-deductible expenses	317
Changes in deferred tax valuation allowance	149
Lower taxed income	(84)
(Windfall tax benefits)/shortfall tax charges on share-based compensation [1]	95
Other	(304)
Income tax expense	386
1
As a result of the adoption of ASU 2016-09 windfall tax benefits and shortfall tax charges on share-based compensation are now recognized in the consolidated statements of operations and no longer in shareholders' equity.

Foreign tax rate differential
6M17 included a foreign tax benefit of CHF 40 million in respect of earnings in lower tax jurisdictions, such as Singapore, as well as earnings in higher tax jurisdictions, such as the US.
Other non-deductible expenses
6M17 included the impact of non-deductible interest expenses of CHF 295 million and non-deductible bank levy costs and other non-deductible compensation expenses of CHF 22 million.
Changes in deferred tax valuation allowance
6M17 included the impact of the increase of valuation allowances of CHF 162 million mainly in respect of four of the Bank’s operating entities, three in the UK and one in Hong Kong, and a decrease of valuation allowances of CHF 13 million mainly in respect of one of the Bank’s operating entities in Switzerland, related to estimated current year earnings.
Lower taxed income
6M17 included the impacts of CHF 43 million related to non-taxable life insurance income, a beneficial earnings mix in one of the Bank’s operating entities in Switzerland of CHF 39 million, and various smaller items.
Other
6M17 included a tax benefit of CHF 110 million associated with the establishment of Credit Suisse Asset Management & Investor

Services (Schweiz) Holding AG in Switzerland, a tax benefit of CHF 107 million relating to the reassessment of deferred tax balances in one of the Bank’s operating entities in Switzerland, a tax benefit of CHF 87 million relating to the decrease of tax contingency accruals and a tax benefit for the reassessment relating to the tax deductibility on previously taken litigation accruals of CHF 85 million, partially offset by a tax expense of CHF 69 million from an adverse earnings mix in one of the Bank’s operating entities in Switzerland and a tax expense of CHF 13 million from prior year adjustments. The remaining balance included various smaller items.
Net deferred tax assets
end of	6M17	2016
Net deferred tax assets (CHF million)
Deferred tax assets [1]	7,472	5,815
of which net operating losses	2,779	2,172
of which deductible temporary differences	4,693	3,643
Deferred tax liabilities	(129)	(99)
Net deferred tax assets	7,343	5,716
1
Includes a reclassification from other assets to deferred tax assets in 6M17 as a result of the early adoption of ASU 2016-16. Refer to “Note 2 – Recently issued accounting standards” for further information.

22 Employee deferred compensation
> Refer to “Note 23 – Employee deferred compensation” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q17 and “Note 28 – Employee deferred compensation” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2016 for further information.
Deferred compensation expense
in	6M17	6M16
Deferred compensation expense (CHF million)
Share awards	274	334
Performance share awards	183	205
Contingent Capital Awards	150	63
Contingent Capital share awards	11	6
Capital Opportunity Facility awards	7	6
Plus Bond awards [1]	0	5
2008 Partner Asset Facility awards [2]	7	(16)
Other cash awards	172	140
Total deferred compensation expense	804	743
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in 6M13 and expensed over a three-year vesting period.

2 Compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.
Estimated unrecognized deferred compensation
end of	6M17
Estimated unrecognized compensation expense (CHF million)
Share awards	702
Performance share awards	343
Contingent Capital Awards	205
Contingent Capital share awards	13
Other cash awards	201
Total	1,464

Weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3
6M17 activity
In 6M17, the Bank granted share awards, performance share awards and Contingent Capital Awards (CCA) as part of the 2016 deferred variable compensation. Expense recognition for these awards began in 6M17 and will continue over the remaining service or vesting period of each respective award.
Share awards
In 6M17, the Bank granted 45.5 million shares at a weighted-average share price of CHF 14.40. Each share award granted entitles the holder of the award to receive one Group share, subject to service conditions. Share awards vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as risk managers or senior managers under the UK Prudential Regulatory Authority (PRA) Remuneration Code. Share awards granted to risk managers vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date, while share awards granted to senior managers vest over five years commencing on the third anniversary of the grant date, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. Share awards are expensed over the service period of the awards.
Performance share awards
In 6M17, the Bank granted 31.1 million performance shares at a weighted-average share price of CHF 14.41. Performance share awards are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to performance-based malus provisions.
Contingent Capital Awards
In 6M17, the Bank awarded CHF 228 million of CCA. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to individuals classified as risk managers or senior managers under the UK PRA Remuneration Code, where CCA vest on the fifth and seventh anniversaries of the grant date, respectively, and will be expensed over the vesting period.

Special cash awards
In 6M17, the Bank granted deferred cash retention awards of CHF 65 million relating to the reorganization of the Asia Pacific business. These will be expensed over a two-year period from the grant date. Amortization of these awards totaled CHF 9 million in 6M17 and was recognized in the Corporate Center.
2008 Partner Asset Facility
In 6M17, the final settlement of the outstanding 2008 Partner Asset Facility awards of CHF 789 million was made.
Share-based award activity
	6M17
Number of awards (in millions)	Share awards	Performance share awards	Contingent Capital share award
Share-based award activities
Balance at beginning of period	70.7	48.0	12.7
Granted [1]	45.5	31.1	0.3
Settled	(31.5)	(22.9)	(4.8)
Forfeited [2]	(2.0)	(0.9)	(0.3)
Balance at end of period	82.7	55.3	7.9
of which vested	9.6	5.3	1.0
of which unvested	73.1	50.0	6.9
1
Includes an adjustment for share awards granted in 6M17 to compensate for the proportionate dilution of Group shares resulting from the rights offering approved on May 18, 2017. The number of deferred share-based awards held by each individual was increased by 3.64%. The terms and conditions of the adjusted shares were the same as the existing share-based awards thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional shares granted.

2 Includes the transfer of the share-based awards of Neue Aargauer Bank AG, Bank-now AG and Swisscard AECS GmbH.
23 Pension and other post-retirement benefits
> Refer to “Note 30 – Pension and other post-retirement benefits” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2016 for further information.
The Bank expects to contribute CHF 34 million to the international single-employer defined benefit pension plans and other post-retirement defined benefit plans in 2017. As of the end of 6M17, CHF 17 million of contributions had been made.
Components of total benefit costs
in	6M17	6M16
Total benefit costs (CHF million)
Service costs on benefit obligation	11	11
Interest costs on benefit obligation	48	69
Expected return on plan assets	(66)	(88)
Amortization of recognized prior service cost/(credit)	0	0
Amortization of recognized actuarial losses	31	28
Net periodic benefit costs	24	20
Curtailment losses/(gains)	(5)	0
Total benefit costs	19	20

24 Derivatives and hedging activities
> Refer to “Note 31 – Derivatives and hedging activities” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2016 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Bank.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Bank elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 27 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 6M17	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,446.8	1.5	1.5	0.0	0.0	0.0
Swaps	12,593.3	67.1	61.2	47.0	0.2	0.2
Options bought and sold (OTC)	2,108.8	30.6	28.7	0.0	0.0	0.0
Futures	509.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	487.1	0.2	0.2	0.0	0.0	0.0
Interest rate products	24,145.4	99.4	91.6	47.0	0.2	0.2
Forwards	1,352.3	16.2	16.1	13.1	0.1	0.0
Swaps	649.4	19.8	26.2	0.0	0.0	0.0
Options bought and sold (OTC)	418.0	5.5	5.7	3.1	0.0	0.0
Futures	10.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	4.5	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	2,435.1	41.5	48.0	16.2	0.1	0.0
Forwards	0.9	0.0	0.2	0.0	0.0	0.0
Swaps	206.6	4.7	5.8	0.0	0.0	0.0
Options bought and sold (OTC)	237.9	8.0	8.3	0.0	0.0	0.0
Futures	47.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	366.2	9.5	11.0	0.0	0.0	0.0
Equity/index-related products	858.7	22.2	25.3	0.0	0.0	0.0
Credit derivatives [2]	489.3	8.1	9.0	0.0	0.0	0.0
Forwards	6.2	0.0	0.0	0.0	0.0	0.0
Swaps	19.3	1.8	1.2	0.0	0.0	0.0
Options bought and sold (OTC)	15.1	0.2	0.1	0.0	0.0	0.0
Futures	15.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.7	0.0	0.0	0.0	0.0	0.0
Other products [3]	57.8	2.0	1.3	0.0	0.0	0.0
Total derivative instruments	27,986.3	173.2	175.2	63.2	0.3	0.2
The notional amount, PRV and NRV (trading and hedging) was CHF 28,049.5 billion, CHF 173.5 billion and CHF 175.4 billion, respectively, as of June 30, 2017.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 2016	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,321.9	3.3	3.2	0.0	0.0	0.0
Swaps	13,191.0	91.0	85.5	47.5	1.0	1.0
Options bought and sold (OTC)	2,164.4	43.1	41.1	0.0	0.0	0.0
Futures	522.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	468.0	0.2	0.2	0.0	0.0	0.0
Interest rate products	24,667.4	137.6	130.0	47.5	1.0	1.0
Forwards	1,211.6	19.2	20.8	11.0	0.1	0.0
Swaps	819.4	34.5	42.0	0.0	0.0	0.0
Options bought and sold (OTC)	416.8	8.1	8.4	4.8	0.0	0.0
Futures	17.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	4.1	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	2,469.7	61.8	71.2	15.8	0.1	0.0
Forwards	1.3	0.0	0.0	0.0	0.0	0.0
Swaps	191.3	4.7	5.3	0.0	0.0	0.0
Options bought and sold (OTC)	206.9	7.7	7.6	0.0	0.0	0.0
Futures	41.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	355.9	11.6	13.1	0.0	0.0	0.0
Equity/index-related products	796.9	24.0	26.0	0.0	0.0	0.0
Credit derivatives [2]	558.7	8.1	9.2	0.0	0.0	0.0
Forwards	7.2	0.1	0.2	0.0	0.0	0.0
Swaps	20.1	2.0	1.4	0.0	0.0	0.0
Options bought and sold (OTC)	20.2	0.4	0.3	0.0	0.0	0.0
Futures	14.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	3.4	0.0	0.1	0.0	0.0	0.0
Other products [3]	65.2	2.5	2.0	0.0	0.0	0.0
Total derivative instruments	28,557.9	234.0	238.4	63.3	1.1	1.0
The notional amount, PRV and NRV (trading and hedging) was CHF 28,621.2 billion, CHF 235.1 billion and CHF 239.4 billion, respectively, as of December 31, 2016.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.
Netting of derivative instruments
> Refer to “Note 20 – Offsetting of financial assets and financial liabilities” for further information on the offsetting of derivative instruments.
Fair value hedges
in	6M17	6M16
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	31	1,907
Total	31	1,907
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	(44)	(2,071)
Total	(44)	(2,071)
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	(13)	(164)
Represents gains/(losses) recognized in trading revenues.
Cash flow hedges
in	6M17		6M16
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	1		97
Foreign exchange products	(30)		(3)
Total	(29)		94
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products	(2)	[1]	16	[1]
Foreign exchange products	(17)	[2]	(7)	[2,3]
Total	(19)		9
Details of cash flow hedges (CHF million)
Net gains on the ineffective portion [2] [2]	1		31
1 Included in interest and dividend income.
2 Included in trading revenues.
3 Included in total other operating expenses.
As of the end of 6M17, the maximum length of time over which the Bank hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
The net loss associated with cash flow hedges expected to be reclassified from accumulated other comprehensive income (AOCI) within the next 12 months was CHF 10 million.
Net investment hedges
in	6M17	6M16
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	(54)	(253)
Total	(54)	(253)
Represents gains/(losses) on effective portion.
The Bank includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
The following table provides the Bank’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and special purpose entities (SPEs) that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
end of	6M17				2016
	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	7.0	0.1	1.0	8.1	10.5	0.2	1.1	11.8
Collateral posted	6.0	0.1	–	6.1	9.5	0.2	–	9.7
Additional collateral required in a one-notch downgrade event	0.2	0.1	0.0	0.3	0.3	0.2	0.0	0.5
Additional collateral required in a two-notch downgrade event	1.0	0.3	0.5	1.8	1.3	0.4	0.5	2.2
Additional collateral required in a three-notch downgrade event	1.1	0.6	0.7	2.4	1.5	0.7	0.7	2.9
Credit derivatives
> Refer to “Note 31 – Derivatives and hedging activities” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2016 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Total return swaps (TRS) of CHF 7.5 billion and CHF 7.8 billion as of the end of 6M17 and 2016, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
end of	6M17						2016
	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(67.2)	60.0		(7.2)	13.2	0.8	(72.4)	67.4		(5.0)	14.3	0.7
Non-investment grade	(29.1)	26.0		(3.1)	13.6	(0.7)	(30.3)	28.1		(2.2)	18.1	(1.0)
Total single-name instruments	(96.3)	86.0		(10.3)	26.8	0.1	(102.7)	95.5		(7.2)	32.4	(0.3)
of which sovereign	(23.4)	21.4		(2.0)	5.8	(0.6)	(27.7)	25.6		(2.1)	6.5	(0.9)
of which non-sovereign	(72.9)	64.6		(8.3)	21.0	0.7	(75.0)	69.9		(5.1)	25.9	0.6
Multi-name instruments (CHF billion)
Investment grade [2]	(96.7)	94.3		(2.4)	42.2	0.0	(115.0)	113.9		(1.1)	41.2	0.0
Non-investment grade	(15.9)	15.3	[3]	(0.6)	8.5	0.6	(20.9)	19.5	[3]	(1.4)	9.8	0.3
Total multi-name instruments	(112.6)	109.6		(3.0)	50.7	0.6	(135.9)	133.4		(2.5)	51.0	0.3
of which sovereign	(0.2)	0.2		0.0	0.6	0.0	(0.3)	0.2		(0.1)	0.7	0.1
of which non-sovereign	(112.4)	109.4		(3.0)	50.1	0.6	(135.6)	133.2		(2.4)	50.3	0.2
Total instruments (CHF billion)
Investment grade [2]	(163.9)	154.3		(9.6)	55.4	0.8	(187.4)	181.3		(6.1)	55.5	0.7
Non-investment grade	(45.0)	41.3		(3.7)	22.1	(0.1)	(51.2)	47.6		(3.6)	27.9	(0.7)
Total instruments	(208.9)	195.6		(13.3)	77.5	0.7	(238.6)	228.9		(9.7)	83.4	0.0
of which sovereign	(23.6)	21.6		(2.0)	6.4	(0.6)	(28.0)	25.8		(2.2)	7.2	(0.8)
of which non-sovereign	(185.3)	174.0		(11.3)	71.1	1.3	(210.6)	203.1		(7.5)	76.2	0.8
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	6M17	2016
Credit derivatives (CHF billion)
Credit protection sold	208.9	238.6
Credit protection purchased	195.6	228.9
Other protection purchased	77.5	83.4
Other instruments [1]	7.3	7.8
Total credit derivatives	489.3	558.7
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
6M17 (CHF billion)
Single-name instruments	28.1	60.3	7.9	96.3
Multi-name instruments	33.5	63.0	16.1	112.6
Total instruments	61.6	123.3	24.0	208.9
2016 (CHF billion)
Single-name instruments	24.2	72.7	5.8	102.7
Multi-name instruments	27.5	84.7	23.7	135.9
Total instruments	51.7	157.4	29.5	238.6

25 Guarantees and commitments
> Refer to “Note 26 – Guarantees and commitments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q17 and to “Note 32 – Guarantees and commitments” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2016 for further information.
Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
6M17 (CHF million)
Credit guarantees and similar instruments	1,820	979	2,799	2,568		10	1,817
Performance guarantees and similar instruments	5,212	1,643	6,855	5,916		52	2,958
Derivatives [2]	17,216	10,274	27,490	27,490		702	–	[3]
Other guarantees	3,566	1,743	5,309	5,304		40	3,336
Total guarantees	27,814	14,639	42,453	41,278		804	8,111
2016 (CHF million)
Credit guarantees and similar instruments	1,962	1,166	3,128	2,908		13	2,043
Performance guarantees and similar instruments	5,109	2,005	7,114	6,124		76	3,090
Derivatives [2]	15,864	7,943	23,807	23,807		684	–	[3]
Other guarantees	3,460	2,034	5,494	5,490		44	3,668
Total guarantees	26,395	13,148	39,543	38,329		817	8,801
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Bank had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not considered significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by Swiss Financial Market Supervisory Authority FINMA (FINMA) or by compulsory liquidation of another deposit taking bank, the Bank’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank’s banking subsidiaries in Switzerland, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2016 to June 30, 2017 was CHF 0.6 billion. These deposit insurance guarantees were reflected in other guarantees. For the period July 1, 2017 to June 30, 2018, the Bank’s share in this deposit insurance guarantee program based on FINMA’s estimate will be CHF 0.5 billion.
Representations and warranties on residential mortgage loans sold
In connection with the former Investment Banking’s sale of US residential mortgage loans, the Bank has provided certain representations and warranties relating to the loans sold.
> Refer to “Note 26 – Guarantees and commitments” in III – Consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q17 and to “Note 32 – Guarantees and commitments” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2016 for further information.

Other commitments
	6M17							2016
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	4,525	8	4,533		4,497		3,059	4,356	0	4,356		4,281		2,748
Irrevocable loan commitments	24,217	81,593	105,810	[2]	101,832		42,517	30,382	86,593	116,975	[2]	113,016		46,068
Forward reverse repurchase agreements	132	0	132		132		132	84	0	84		84		84
Other commitments	201	144	345		345		0	486	150	636		636		0
Total other commitments	29,075	81,745	110,820		106,806		45,708	35,308	86,743	122,051		118,017		48,900
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 104,362 million and CHF 95,745 million of unused credit limits as of the end of 6M17 and 2016, respectively, which were revocable at the Bank's sole discretion upon notice to the client. The prior period has been adjusted to the current presentation.

26 Transfers of financial assets and variable interest entities
> Refer to “Note 27 – Transfers of financial assets and variable interest entities in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q17 and “Note 33 – Transfers of financial assets and variable interest entities in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2016 for further information.
Transfers of financial assets
Securitizations
The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M17 and 6M16 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with cash flows between the Bank and the SPEs used in any securitizations in which the Bank maintained continuing involvement from the time of the transaction, regardless of when the securitization occurred.
Securitizations
in	6M17	6M16
Gains and cash flows (CHF million)
CMBS
Net gain [1]	34	2
Proceeds from transfer of assets	2,917	3,148
Cash received on interests that continue to be held	18	35
RMBS
Net gain/(loss) [1]	6	(1)
Proceeds from transfer of assets	5,807	4,898
Servicing fees	1	2
Cash received on interests that continue to be held	146	262
Other asset-backed financings
Net gain [1]	24	17
Proceeds from transfer of assets	3,404	1,305
Fees [2]	56	61
Cash received on interests that continue to be held	1	1
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents management fees and performance fees earned for investment management services provided to managed CLOs.

Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 6M17 and 2016, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	6M17	2016
CHF million
CMBS
Principal amount outstanding	26,521	28,779
Total assets of SPE	38,616	40,234
RMBS
Principal amount outstanding	33,811	38,319
Total assets of SPE	35,000	39,680
Other asset-backed financings
Principal amount outstanding	19,806	19,777
Total assets of SPE	36,004	36,049
Principal amount outstanding relates to assets transferred from the Bank and does not include principle amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Bank may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 27 – Financial instruments” for information on fair value hierarchy levels.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer, in	6M17							6M16
			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			60				637			42				1,300
of which level 2			60				538			42				1,228
of which level 3			0				99			0				71
Weighted-average life, in years			7.7				9.5			10.7				6.7
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	6.7	–	16.8			–	[2]	8.1	–	24.4
Cash flow discount rate (rate per annum), in % [3]	2.9	–	3.0		2.3	–	11.7	2.4	–	4.9		1.4	–	18.6
Expected credit losses (rate per annum), in %	0.0	–	0.0		3.2	–	3.7	0.0	–	0.0		0.0	–	0.0
Transfers of assets in which the Bank does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following tables provide the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 6M17 and 2016.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of	6M17											2016
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			220				1,441			471				258				1,851			443
of which non-investment grade			106				367			31				70				523			32
Weighted-average life, in years			6.3				8.0			6.0				7.2				8.1			5.6
Prepayment speed assumption (rate per annum), in % [3]			–		1.0	–	21.4			–				–		2.0	–	26.9			–
Impact on fair value from 10% adverse change			–				(34.1)			–				–				(28.7)			–
Impact on fair value from 20% adverse change			–				(67.2)			–				–				(55.9)			–
Cash flow discount rate (rate per annum), in % [4]	1.2	–	13.2		1.9	–	37.0	1.1	–	21.2		2.3	–	28.8		1.7	–	47.2	0.8	–	21.2
Impact on fair value from 10% adverse change			(5.0)				(38.5)			(8.9)				(6.0)				(48.1)			(8.3)
Impact on fair value from 20% adverse change			(9.7)				(74.8)			(17.5)				(11.7)				(93.5)			(16.4)
Expected credit losses (rate per annum), in %	0.3	–	10.4		0.8	–	35.8	0.8	–	21.2		0.7	–	28.0		0.9	–	44.9	0.9	–	21.2
Impact on fair value from 10% adverse change			(3.2)				(22.1)			(5.0)				(3.5)				(27.3)			(5.1)
Impact on fair value from 20% adverse change			(6.3)				(43.3)			(10.0)				(6.9)				(53.3)			(10.0)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs within this category are generally structured to be protected from prepayment risk.
3
PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate was based on the weighted-average yield on the beneficial interests.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 6M17 and 2016.
> Refer to “Note 28 – Assets pledged and collateral” for information on assets pledged or assigned.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	6M17	2016
CHF million
Other asset-backed financings
Trading assets	396	240
Other assets	0	12
Liability to SPE, included in Other liabilities	(396)	(252)

Transfers of financial assets accounted for as a sale
The following table presents information about the transfers of financial assets accounted for as sales with agreements that result in the Bank retaining substantially all of the exposure to the economic return on the transferred assets at the date of sale and remain outstanding as of the end of 6M17 and 2016, respectively, gross cash proceeds received for assets derecognized at the date of sale and the fair values of transferred assets and the aforementioned agreements as of the end of 6M17 and 2016.
Transfer of financial assets accounted for as sales – by transaction type
	at date of derecognition		end of
	Carrying amount derecognized	Gross cash proceeds received for assets derecognized	Fair value of transferred assets	Gross derivative assets recorded	[1]	Gross derivative liabilities recorded	[1]
6M17 (CHF million)
Sales with longevity swaps	259	319	353	522		–
Total transactions outstanding	259	319	353	522	[2]	0
2016 (CHF million)
Sales with longevity swaps	277	340	374	556		–
Total transactions outstanding	277	340	374	556	[3]	0
1 Balances presented on a gross basis, before application of counterparty and cash collateral netting.
2 As of the end of 6M17, gross derivative assets of CHF 522 million were included in other products, as disclosed in Note 24 – Derivatives and hedging activities.
3 As of the end of 2016, gross derivative assets of CHF 556 million were included in other products, as disclosed in Note 24 – Derivatives and hedging activities.
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 6M17 and 2016.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	6M17	2016
CHF billion
Government debt securities	27.1	29.7
Corporate debt securities	15.3	13.9
Asset-backed securities	8.7	10.3
Equity securities	0.5	1.1
Other	0.6	0.3
Securities sold under repurchase agreements	52.2	55.3
Government debt securities	3.1	2.5
Corporate debt securities	0.4	0.5
Equity securities	6.0	6.0
Other	0.3	0.4
Securities lending transactions	9.8	9.4
Government debt securities	3.6	0.7
Corporate debt securities	0.6	0.4
Equity securities	29.2	31.5
Obligation to return securities received as collateral, at fair value	33.4	32.6
Total	95.4	97.3

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31-90 days	More than 90 days	Total
6M17 (CHF billion)
Securities sold under repurchase agreements	8.7		27.9		4.7	10.9	52.2
Securities lending transactions	6.4		3.2		0.0	0.2	9.8
Obligation to return securities received as collateral, at fair value	32.8		0.1		0.3	0.2	33.4
Total	47.9		31.2		5.0	11.3	95.4
2016 (CHF billion)
Securities sold under repurchase agreements	6.8		32.2		8.4	7.9	55.3
Securities lending transactions	6.7		2.4		0.0	0.3	9.4
Obligation to return securities received as collateral, at fair value	32.2		0.4		0.0	0.0	32.6
Total	45.7		35.0		8.4	8.2	97.3
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 20 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.
Variable interest entities
Commercial paper conduit
In 2Q16, the Bank established Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Bank financing purposes. The Bank acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. The CP conduit can enter into liquidity facilities with third-party entities pursuant to which it may purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support to the CP conduit in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Bank. However, its assets are available to satisfy only the claims of its creditors. In addition, the Bank, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Bank is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of the conduit’s outstanding CP was approximately 144 days as of the end of 6M17. Alpine was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures mainly in a reverse repurchase agreement, credit card receivables and car loans.
The Bank’s commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Bank to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Bank reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Bank’s economic risks associated with the CP conduit are included in the Bank’s risk management framework including counterparty, economic risk capital and scenario analysis.
Consolidated VIEs
The consolidated variable interest entities (VIEs) tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 6M17 and 2016.

Consolidated VIEs in which the Bank was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
6M17 (CHF million)
Cash and due from banks	39	315	74	37	66	23	554
Trading assets	54	0	68	159	879	1,303	2,463
Investment securities	0	0	380	0	0	0	380
Other investments	0	0	0	385	1,264	301	1,950
Net loans	0	26	0	0	19	238	283
Premises and equipment	0	0	0	0	137	0	137
Other assets	522	6	1,132	30	67	1,367	3,124
of which loans held-for-sale	521	0	242	0	3	0	766
Total assets of consolidated VIEs	615	347	1,654	611	2,432	3,232	8,891
Trading liabilities	0	0	0	0	3	0	3
Long-term debt	152	0	963	5	49	30	1,199
Other liabilities	0	0	1	15	113	103	232
Total liabilities of consolidated VIEs	152	0	964	20	165	133	1,434
2016 (CHF million)
Cash and due from banks	43	1	41	52	50	182	369
Trading assets	0	0	0	478	933	1,333	2,744
Investment securities	0	0	511	0	0	0	511
Other investments	0	0	0	228	1,446	332	2,006
Net loans	0	0	0	0	30	254	284
Premises and equipment	0	0	0	0	173	0	173
Other assets	0	1	1,483	48	50	1,034	2,616
of which loans held-for-sale	0	0	415	0	7	0	422
Total assets of consolidated VIEs	43	2	2,035	806	2,682	3,135	8,703
Trading liabilities	0	0	0	0	18	0	18
Short-term borrowings	0	0	0	1	0	0	1
Long-term debt	54	0	1,639	7	57	2	1,759
Other liabilities	0	0	1	15	124	103	243
Total liabilities of consolidated VIEs	54	0	1,640	23	199	105	2,021

Non-consolidated VIEs
Non-consolidated VIE assets are related to the non-consolidated VIEs with which the Bank has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Bank has with the entity and thus are not amounts that are considered for risk management purposes.
Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans	Other	Total
6M17 (CHF million)
Trading assets	456	3,564	958	240	1,730	6,948
Net loans	109	740	2,742	4,762	295	8,648
Other assets	6	10	1	2	453	472
Total variable interest assets	571	4,314	3,701	5,004	2,478	16,068
Maximum exposure to loss	571	6,636	3,738	8,521	3,213	22,679
Non-consolidated VIE assets	10,168	64,928	88,798	28,452	6,709	199,055
2016 (CHF million)
Trading assets	440	3,881	1,526	528	191	6,566
Net loans	4	105	2,007	4,634	608	7,358
Other assets	5	14	4	4	520	547
Total variable interest assets	449	4,000	3,537	5,166	1,319	14,471
Maximum exposure to loss	449	7,171	3,537	9,215	1,821	22,193
Non-consolidated VIE assets	9,774	65,820	65,057	32,651	6,756	180,058
27 Financial instruments
> Refer to “Note 28 – Financial instruments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q17 and to “Note 34 – Financial instruments” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2016 for further information.

Assets and liabilities measured at fair value on a recurring basis
end of 6M17	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	123	0	–		–		123
Interest-bearing deposits with banks	0	0	39	–		–		39
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	91,520	0	–		–		91,520
Debt	884	630	2	–		–		1,516
of which corporates	0	580	2	–		–		582
Equity	31,530	327	12	–		–		31,869
Securities received as collateral	32,414	957	14	–		–		33,385
Debt	26,516	34,140	2,110	–		–		62,766
of which foreign governments	26,227	3,120	313	–		–		29,660
of which corporates	157	12,291	999	–		–		13,447
of which RMBS	0	15,202	431	–		–		15,633
of which CMBS	0	2,214	35	–		–		2,249
of which CDO	0	1,309	178	–		–		1,487
Equity	47,450	3,353	135	–		1,065		52,003
Derivatives	5,291	164,594	3,311	(152,294)		–		20,902
of which interest rate products	1,502	97,234	714	–		–		–
of which foreign exchange products	62	41,222	244	–		–		–
of which equity/index-related products	3,728	17,636	813	–		–		–
of which credit derivatives	0	7,618	454	–		–		–
Other	2,132	468	2,813	–		–		5,413
Trading assets	81,389	202,555	8,369	(152,294)		1,065		141,084
Debt	244	1,908	36	–		–		2,188
of which foreign governments	96	1,247	0	–		–		1,343
of which corporates	0	254	0	–		–		254
of which RMBS	0	343	34	–		–		377
of which CMBS	0	0	2	–		–		2
Equity	3	88	0	–		–		91
Investment securities	247	1,996	36	–		–		2,279
Private equity	0	0	7	–		451		458
of which equity funds	0	0	0	–		236		236
Hedge funds	0	0	0	–		449		449
of which debt funds	0	0	0	–		212		212
Other equity investments	23	30	285	–		1,523		1,861
of which private	16	30	285	–		1,522		1,853
Life finance instruments	0	4	1,365	–		–		1,369
Other investments	23	34	1,657	–		2,423		4,137
Loans	0	11,415	5,212	–		–		16,627
of which commercial and industrial loans	0	4,874	2,747	–		–		7,621
of which financial institutions	0	3,804	1,830	–		–		5,634
Other intangible assets (mortgage servicing rights)	0	0	128	–		–		128
Other assets	230	9,177	2,176	(180)		–		11,403
of which loans held-for-sale	0	6,960	1,973	–		–		8,933
Total assets at fair value	114,303	317,777	17,631	(152,474)		3,488		300,725
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 6M17	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	370	0	–		–		370
Customer deposits	0	3,146	433	–		–		3,579
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	16,038	0	–		–		16,038
Debt	884	630	2	–		–		1,516
of which corporates	0	580	2	–		–		582
Equity	31,530	327	12	–		–		31,869
Obligation to return securities received as collateral	32,414	957	14	–		–		33,385
Debt	4,876	4,940	13	–		–		9,829
of which foreign governments	4,862	417	0	–		–		5,279
of which corporates	0	4,264	13	–		–		4,277
Equity	16,875	114	92	–		17		17,098
Derivatives	5,552	166,986	2,575	(158,525)		–		16,588
of which interest rate products	1,473	89,790	270	–		–		–
of which foreign exchange products	63	47,890	95	–		–		–
of which equity/index-related products	4,016	20,183	1,061	–		–		–
of which credit derivatives	0	8,358	622	–		–		–
Trading liabilities	27,303	172,040	2,680	(158,525)		17		43,515
Short-term borrowings	0	5,008	620	–		–		5,628
Long-term debt	0	57,833	12,996	–		–		70,829
of which treasury debt over two years	0	3,167	0	–		–		3,167
of which structured notes over one year and up to two years	0	7,550	308	–		–		7,858
of which structured notes over two years	0	37,730	11,972	–		–		49,702
of which other debt instruments over two years	0	2,375	573	–		–		2,948
of which other subordinated bonds	0	4,398	0	–		–		4,398
of which non-recourse liabilities	0	1,059	140	–		–		1,199
Other liabilities	0	7,150	1,349	(229)		–		8,270
of which failed sales	0	560	199	–		–		759
Total liabilities at fair value	59,717	262,542	18,092	(158,754)		17		181,614
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2016	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	208	0	–		–		208
Interest-bearing deposits with banks	0	25	1	–		–		26
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	87,157	174	–		–		87,331
Debt	619	418	1	–		–		1,038
of which corporates	1	378	1	–		–		380
Equity	30,706	751	69	–		–		31,526
Securities received as collateral	31,325	1,169	70	–		–		32,564
Debt	29,498	32,200	3,977	–		–		65,675
of which foreign governments	29,226	2,408	292	–		–		31,926
of which corporates	180	12,332	1,674	–		–		14,186
of which RMBS	0	14,153	605	–		–		14,758
of which CMBS	0	2,227	65	–		–		2,292
of which CDO	0	1,074	1,165	–		–		2,239
Equity	58,493	3,795	240	–		1,346		63,874
Derivatives	5,631	224,400	4,305	(207,323)		–		27,013
of which interest rate products	3,074	133,928	748	–		–		–
of which foreign exchange products	18	61,459	355	–		–		–
of which equity/index-related products	2,538	20,777	914	–		–		–
of which credit derivatives	0	7,388	688	–		–		–
Other	2,268	2,319	4,243	–		–		8,830
Trading assets	95,890	262,714	12,765	(207,323)		1,346		165,392
Debt	294	2,032	72	–		–		2,398
of which foreign governments	103	1,240	0	–		–		1,343
of which corporates	0	287	0	–		–		287
of which RMBS	0	425	72	–		–		497
of which CMBS	0	14	0	–		–		14
Equity	3	85	0	–		–		88
Investment securities	297	2,117	72	–		–		2,486
Private equity	0	0	8	–		566		574
of which equity funds	0	0	0	–		232		232
Hedge funds	0	0	0	–		546		546
of which debt funds	0	0	0	–		292		292
Other equity investments	22	64	310	–		984		1,380
of which private	15	64	310	–		984		1,373
Life finance instruments	0	0	1,588	–		–		1,588
Other investments	22	64	1,906	–		2,096		4,088
Loans	0	12,943	6,585	–		–		19,528
of which commercial and industrial loans	0	6,051	3,816	–		–		9,867
of which financial institutions	0	4,403	1,829	–		–		6,232
Other intangible assets (mortgage servicing rights)	0	0	138	–		–		138
Other assets	260	8,396	1,679	(915)		–		9,420
of which loans held-for-sale	0	4,640	1,316	–		–		5,956
Total assets at fair value	127,794	374,793	23,390	(208,238)		3,442		321,181
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2016	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	445	0	–		–		445
Customer deposits	0	3,166	410	–		–		3,576
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	19,634	0	–		–		19,634
Debt	619	418	1	–		–		1,038
of which corporates	1	378	1	–		–		380
Equity	30,706	751	69	–		–		31,526
Obligation to return securities received as collateral	31,325	1,169	70	–		–		32,564
Debt	4,376	3,564	23	–		–		7,963
of which foreign governments	4,374	547	0	–		–		4,921
of which corporates	0	2,760	23	–		–		2,783
Equity	16,387	191	41	–		1		16,620
Derivatives	5,407	229,334	3,673	(218,045)		–		20,369
of which interest rate products	2,946	126,298	538	–		–		–
of which foreign exchange products	18	71,017	150	–		–		–
of which equity/index-related products	2,442	22,687	1,181	–		–		–
of which credit derivatives	0	8,350	851	–		–		–
Trading liabilities	26,170	233,089	3,737	(218,045)		1		44,952
Short-term borrowings	0	3,545	516	–		–		4,061
Long-term debt	0	58,555	13,415	–		–		71,970
of which treasury debt over two years	0	3,217	0	–		–		3,217
of which structured notes over one year and up to two years	0	6,852	326	–		–		7,178
of which structured notes over two years	0	39,824	12,434	–		–		52,258
of which other debt instruments over two years	0	2,311	634	–		–		2,945
of which other subordinated bonds	0	4,584	1	–		–		4,585
of which non-recourse liabilities	0	1,742	17	–		–		1,759
Other liabilities	0	8,892	1,679	(1,014)		–		9,557
of which failed sales	0	507	219	–		–		726
Total liabilities at fair value	57,495	328,495	19,827	(219,059)		1		186,759
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Transfers between level 1 and level 2
in	6M17		6M16
	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Securities received as collateral	0	137	0	0
Debt	7	206	5	1,667
Equity	663	161	285	835
Derivatives	2,287	0	2,403	0
Trading assets	2,957	367	2,693	2,502
Liabilities (CHF million)
Obligations to return securities received as collateral	0	137	0	0
Debt	0	44	2	33
Equity	49	78	16	48
Derivatives	2,594	32	3,007	8
Trading liabilities	2,643	154	3,025	89

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues			Accumulated other comprehensive income
6M17	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Interest-bearing deposits with banks	1	39	0	0	0	0	0	0		(1)	0		0	0	0	0	39
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	174	0	0	0	0	26	(195)	0		0	0		0	0	0	(5)	0
Securities received as collateral	70	3	(1)	31	(86)	0	0	0		0	0		0	0	0	(3)	14
Debt	3,977	326	(555)	1,447	(2,764)	0	0	(7)		(97)	0		6	0	0	(223)	2,110
of which corporates	1,674	113	(279)	1,040	(1,391)	0	0	(6)		(40)	0		4	0	0	(116)	999
of which RMBS	605	189	(130)	64	(206)	0	0	2		(62)	0		0	0	0	(31)	431
of which CMBS	65	4	(14)	0	(11)	0	0	(3)		(2)	0		0	0	0	(4)	35
of which CDO	1,165	14	(114)	132	(965)	0	0	0		(17)	0		0	0	0	(37)	178
Equity	240	15	(18)	32	(123)	0	0	0		2	0		0	0	0	(13)	135
Derivatives	4,305	215	(657)	0	0	503	(857)	103		(50)	0		0	0	0	(251)	3,311
of which interest rate products	748	4	(32)	0	0	90	(101)	5		34	0		0	0	0	(34)	714
of which equity/index-related products	914	85	(45)	0	0	191	(321)	9		38	0		0	0	0	(58)	813
of which credit derivatives	688	126	(188)	0	0	40	(160)	25		(38)	0		0	0	0	(39)	454
Other	4,243	49	(51)	6,774	(8,022)	0	(220)	3		262	0		0	0	0	(225)	2,813
Trading assets	12,765	605	(1,281)	8,253	(10,909)	503	(1,077)	99		117	0		6	0	0	(712)	8,369
Investment securities	72	0	(16)	64	(80)	0	(67)	(1)		68	0		0	0	0	(4)	36
Equity	318	0	0	89	(106)	0	0	0		(12)	0		23	0	0	(20)	292
Life finance instruments	1,588	0	0	96	(244)	0	0	0		22	0		0	0	0	(97)	1,365
Other investments	1,906	0	0	185	(350)	0	0	0		10	0		23	0	0	(117)	1,657
Loans	6,585	491	(372)	54	(487)	631	(1,419)	(19)		114	0		0	0	0	(366)	5,212
of which commercial and industrial loans	3,816	216	(103)	51	(321)	250	(1,033)	(7)		76	0		0	0	0	(198)	2,747
of which financial institutions	1,829	275	(9)	3	(162)	349	(337)	0		(10)	0		0	0	0	(108)	1,830
Other intangible assets (mortgage servicing rights)	138	0	0	1	(1)	0	0	0		0	0		(2)	0	0	(8)	128
Other assets	1,679	100	(37)	346	(562)	1,008	(95)	(2)		(123)	0		(1)	0	0	(137)	2,176
of which loans held-for-sale [2]	1,316	55	(26)	317	(447)	1,008	(95)	(2)		(33)	0		0	0	0	(120)	1,973
Total assets at fair value	23,390	1,238	(1,707)	8,934	(12,475)	2,168	(2,853)	77		185	0		26	0	0	(1,352)	17,631
Liabilities (CHF million)
Customer deposits	410	0	0	0	0	26	0	0		(10)	0		0	0	13	(6)	433
Obligation to return securities received as collateral	70	3	(1)	31	(86)	0	0	0		0	0		0	0	0	(3)	14
Trading liabilities	3,737	217	(733)	81	(80)	569	(994)	79		23	0		5	0	0	(224)	2,680
of which interest rate derivatives	538	6	(30)	0	0	13	(228)	3		(6)	0		0	0	0	(26)	270
of which foreign exchange derivatives	150	10	(1)	0	0	5	(4)	0		(59)	0		0	0	0	(6)	95
of which equity/index-related derivatives	1,181	12	(81)	0	0	321	(411)	(3)		117	0		0	0	0	(75)	1,061
of which credit derivatives	851	143	(225)	0	0	103	(175)	17		(41)	0		0	0	0	(51)	622
Short-term borrowings	516	89	(22)	0	0	331	(277)	(2)		9	0		8	0	0	(32)	620
Long-term debt	13,415	744	(1,623)	0	0	2,290	(1,785)	45		718	0		0	12	124	(944)	12,996
of which structured notes over two years	12,434	603	(1,533)	0	0	1,936	(1,496)	45		726	0		0	12	124	(879)	11,972
Other liabilities	1,679	72	(31)	117	(170)	7	(365)	(18)		(25)	0		173	0	0	(90)	1,349
of which failed sales	219	20	(13)	106	(131)	0	0	(1)		12	0		0	0	0	(13)	199
Total liabilities at fair value	19,827	1,125	(2,410)	229	(336)	3,223	(3,421)	104		715	0		186	12	137	(1,299)	18,092
Net assets/(liabilities) at fair value	3,563	113	703	8,705	(12,139)	(1,055)	568	(27)		(530)	0		(160)	(12)	(137)	(53)	(461)
1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized losses recorded in trading revenues of CHF (65) million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

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Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues			Accumulated other comprehensive income
6M16	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	158	0	0	0	0	186	(40)	0		0	0		0	0	0	(4)	300
Securities received as collateral	0	0	0	18	(18)	0	0	0		0	0		0	0	0	0	0
Debt	4,564	543	(625)	2,617	(2,573)	0	0	(11)		(62)	0		2	0	0	1	4,456
of which corporates	1,746	291	(178)	1,744	(1,349)	0	0	0		36	0		0	0	0	(1)	2,289
of which RMBS	814	142	(381)	365	(468)	0	0	(7)		(82)	0		0	0	0	(10)	373
of which CMBS	215	10	(9)	42	(167)	0	0	0		(32)	0		0	0	0	(2)	57
of which CDO	1,298	48	(8)	433	(320)	0	0	0		(1)	0		1	0	0	(22)	1,429
Equity	871	86	(100)	383	(828)	0	0	(39)		(27)	0		0	0	0	(9)	337
Derivatives	4,831	856	(529)	0	0	1,064	(1,688)	25		525	0		0	0	0	(33)	5,051
of which interest rate products	791	14	(34)	0	0	73	(101)	7		39	0		0	0	0	(7)	782
of which equity/index-related products	936	224	(104)	0	0	279	(286)	12		112	0		0	0	0	8	1,181
of which credit derivatives	1,568	618	(380)	0	0	514	(1,014)	8		287	0		0	0	0	(21)	1,580
Other	4,266	668	(516)	1,931	(1,448)	0	(189)	(13)		216	0		0	0	0	(68)	4,847
Trading assets	14,532	2,153	(1,770)	4,931	(4,849)	1,064	(1,877)	(38)		652	0		2	0	0	(109)	14,691
Investment securities	148	0	(36)	81	(13)	0	(85)	(10)		72	0		0	0	0	(2)	155
Equity	365	7	(1)	48	(59)	0	0	0		23	0		19	0	0	15	417
Life finance instruments	1,669	0	0	96	(188)	0	0	0		136	0		0	0	0	(26)	1,687
Other investments	2,034	7	(1)	144	(247)	0	0	0		159	0		19	0	0	(11)	2,104
Loans	8,950	401	(367)	23	(383)	1,966	(1,443)	(54)		1	0		0	0	0	(103)	8,991
of which commercial and industrial loans	5,735	220	(120)	0	(219)	1,299	(1,020)	(18)		14	0		0	0	0	(54)	5,837
of which financial institutions	1,729	65	(34)	1	(141)	372	(306)	0		(35)	0		0	0	0	(28)	1,623
Other intangible assets (mortgage servicing rights)	112	0	0	6	0	0	0	0		0	0		(4)	0	0	(3)	111
Other assets	7,087	313	(973)	1,252	(4,853)	732	(590)	(47)		(168)	0		(3)	0	0	88	2,838
of which loans held-for-sale	6,768	204	(908)	1,077	(4,815)	732	(590)	(73)		(84)	0		(3)	0	0	91	2,399
Total assets at fair value	33,021	2,874	(3,147)	6,455	(10,363)	3,948	(4,035)	(149)		716	0		14	0	0	(144)	29,190
Liabilities (CHF million)
Customer deposits	254	0	(39)	0	0	126	(14)	0		0	0		0	0	0	0	327
Obligation to return securities received as collateral	0	0	0	18	(18)	0	0	0		0	0		0	0	0	0	0
Trading liabilities	4,615	775	(501)	27	(28)	838	(1,443)	71		459	0		(37)	0	0	(43)	4,733
of which interest rate derivatives	578	15	(24)	0	0	82	(93)	13		(22)	0		0	0	0	(6)	543
of which foreign exchange derivatives	329	4	(1)	0	0	8	(49)	1		148	0		0	0	0	(4)	436
of which equity/index-related derivatives	1,347	132	(183)	0	0	248	(198)	28		(141)	0		0	0	0	3	1,236
of which credit derivatives	1,757	620	(286)	0	0	364	(964)	26		411	0		0	0	0	(24)	1,904
Short-term borrowings	72	20	(8)	0	0	117	(100)	0		11	(3)		0	0	0	(1)	108
Long-term debt	14,123	1,285	(962)	0	0	2,539	(4,242)	(94)		322	0		0	0	(229)	(208)	12,534
of which structured notes over two years	9,924	956	(947)	0	0	2,353	(658)	(95)		157	0		0	0	(229)	(172)	11,289
of which non-recourse liabilities	3,197	0	0	0	0	25	(3,217)	0		25	0		0	0	0	(22)	8
Other liabilities	2,483	140	(116)	114	(43)	2	(548)	(54)		(68)	(1)		(51)	0	0	(25)	1,833
of which failed sales	454	27	(76)	105	(3)	0	0	0		7	0		0	0	0	(9)	505
Total liabilities at fair value	21,547	2,220	(1,626)	159	(89)	3,622	(6,347)	(77)		724	(4)		(88)	0	(229)	(277)	19,535
Net assets/(liabilities) at fair value	11,474	654	(1,521)	6,296	(10,274)	326	2,312	(72)		(8)	4		102	0	229	133	9,655
1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
48 / 49

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in	6M17				6M16
	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	(557)	(160)	(717)	[1]	(80)	106	26	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(1,107)	10	(1,097)		(291)	13	(278)
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.
Quantitative information about level 3 assets at fair value
end of 6M17	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Interest-bearing deposits with banks	39	–	–	–	–	–
Securities received as collateral	14	–	–	–	–	–
Debt	2,110
of which corporates	999
of which	370	Option model	Correlation, in %	(80)	99	28
of which	303	Market comparable	Price, in %	0	142	72
of which	326	Discounted cash flow	Credit spread, in bp	38	991	327
of which RMBS	431	Discounted cash flow	Discount rate, in %	0	37	14
			Prepayment rate, in %	2	28	10
			Default rate, in %	0	12	4
			Loss severity, in %	0	100	54
of which CMBS	35	Discounted cash flow	Capitalization rate, in %	8	11	11
			Discount rate, in %	1	8	5
			Prepayment rate, in %	1	15	11
of which CDO	178	Discounted cash flow	Discount rate, in %	6	15	9
			Prepayment rate, in %	2	20	10
			Credit spread, in bp	273	273	273
			Default rate, in %	0	5	3
			Loss severity, in %	3	85	67
Equity	135	Market comparable	EBITDA multiple	3	8	6
			Price, in %	100	100	100
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 6M17	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	3,311
of which interest rate products	714	Option model	Correlation, in %		20	100	35
			Prepayment rate, in %		4	35	17
			Volatility skew, in %		(5)	1	(2)
of which equity/index-related products	813	Option model	Correlation, in %		(80)	99	21
			Volatility, in %		0	163	10
			Buyback probability, in %	[2]	50	100	71
			Gap risk, in %	[3]	0	2	1
of which credit derivatives	454	Discounted cash flow	Credit spread, in bp		0	969	105
			Recovery rate, in %		0	45	15
			Discount rate, in %		6	40	19
			Default rate, in %		0	33	6
			Loss severity, in %		14	100	64
			Correlation, in %		97	97	97
			Prepayment rate, in %		0	15	5
Other	2,813
of which	1,678	Market comparable	Price, in %		0	110	24
of which	830	Discounted cash flow	Market implied life expectancy, in years		3	18	8
Trading assets	8,369
Investment securities	36	–	–		–	–	–
Private equity	7	–	–		–	–	–
Other equity investments	285	–	–		–	–	–
Life finance instruments	1,365	Discounted cash flow	Market implied life expectancy, in years		2	19	6
Other investments	1,657
Loans	5,212
of which commercial and industrial loans	2,747
of which	2,270	Discounted cash flow	Credit spread, in bp		52	1,421	384
of which	476	Market comparable	Price, in %		0	100	44
of which financial institutions	1,830
of which	1,585	Discounted cash flow	Credit spread, in bp		59	1,364	447
of which	245	Market comparable	Price, in %		0	95	80
Other intangible assets (mortgage servicing rights)	128	–	–		–	–	–
Other assets	2,176
of which loans held-for-sale	1,973
of which	1,392	Discounted cash flow	Credit spread, in bp		117	976	234
			Recovery rate, in %		3	100	75
of which	361	Market comparable	Price, in %		0	101	67
Total level 3 assets at fair value	17,631
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 2016	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Interest-bearing deposits with banks	1	–	–	–	–	–
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	174	Discounted cash flow	Funding spread, in bp	10	450	259
Securities received as collateral	70	–	–	–	–	–
Debt	3,977
of which corporates	1,674
of which	448	Option model	Correlation, in %	(85)	98	23
of which	817	Market comparable	Price, in %	0	117	86
of which	101	Discounted cash flow	Credit spread, in bp	3	1,004	308
of which RMBS	605
of which	445	Discounted cash flow	Discount rate, in %	0	47	8
			Prepayment rate, in %	2	30	12
			Default rate, in %	0	10	3
			Loss severity, in %	0	100	43
of which	120	Market comparable	Price, in %	21	30	26
of which CMBS	65	Discounted cash flow	Capitalization rate, in %	8	9	9
			Discount rate, in %	2	27	10
			Prepayment rate, in %	0	15	9
of which CDO	1,165
of which	195	Discounted cash flow	Discount rate, in %	7	27	15
			Prepayment rate, in %	0	30	10
			Credit spread, in bp	328	328	328
			Default rate, in %	0	5	2
			Loss severity, in %	3	100	45
of which	851	Market comparable	Price, in %	208	208	208
Equity	240	Market comparable	EBITDA multiple	3	8	6
			Price, in %	0	100	70
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 2016	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	4,305
of which interest rate products	748	Option model	Correlation, in %		20	100	65
			Prepayment rate, in %		1	32	16
			Volatility skew, in %		(7)	1	(2)
of which equity/index-related products	914	Option model	Correlation, in %		(85)	98	21
			Volatility, in %		2	180	32
			Buyback probability, in %	[2]	50	100	62
			Gap risk, in %	[3]	0	2	1
of which credit derivatives	688	Discounted cash flow	Credit spread, in bp		0	1,635	396
			Recovery rate, in %		0	45	10
			Discount rate, in %		1	45	21
			Default rate, in %		0	33	5
			Loss severity, in %		15	100	69
			Correlation, in %		97	97	97
			Prepayment rate, in %		0	13	5
Other	4,243
of which	3,005	Market comparable	Price, in %		0	116	39
of which	882	Discounted cash flow	Market implied life expectancy, in years		3	19	8
Trading assets	12,765
Investment securities	72	–	–		–	–	–
Private equity	8	–	–		–	–	–
Other equity investments	310	–	–		–	–	–
Life finance instruments	1,588	Discounted cash flow	Market implied life expectancy, in years		2	19	6
Other investments	1,906
Loans	6,585
of which commercial and industrial loans	3,816
of which	2,959	Discounted cash flow	Credit spread, in bp		5	5,400	544
of which	852	Market comparable	Price, in %		0	100	51
of which financial institutions	1,829
of which	1,588	Discounted cash flow	Credit spread, in bp		67	952	342
of which	149	Market comparable	Price, in %		0	550	483
Other intangible assets (mortgage servicing rights)	138	–	–		–	–	–
Other assets	1,679
of which loans held-for-sale	1,316
of which	760	Discounted cash flow	Credit spread, in bp		117	1,082	334
			Recovery rate, in %		6	100	74
of which	356	Market comparable	Price, in %		0	102	78
Total level 3 assets at fair value	23,390
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 liabilities at fair value
end of 6M17	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	433	–	–		–	–	–
Obligation to return securities received as collateral	14	–	–		–	–	–
Trading liabilities	2,680
of which interest rate derivatives	270	Option model	Basis spread, in bp		(10)	68	28
			Correlation, in %		20	100	56
			Prepayment rate, in %		4	35	9
of which foreign exchange derivatives	95
of which	65	Option model	Correlation, in %		(10)	70	48
			Prepayment rate, in %		27	35	31
of which	14	Discounted cash flow	Contingent probability, in %		95	95	95
of which equity/index-related derivatives	1,061	Option model	Correlation, in %		(80)	99	26
			Volatility, in %		0	163	22
			Buyback probability, in %	[2]	50	100	71
of which credit derivatives	622	Discounted cash flow	Credit spread, in bp		0	898	117
			Discount rate, in %		6	40	19
			Default rate, in %		0	33	6
			Recovery rate, in %		20	60	35
			Loss severity, in %		14	100	64
			Correlation, in %		45	86	61
			Prepayment rate, in %		0	15	5
Short-term borrowings	620	–	–		–	–	–
Long-term debt	12,996
of which structured notes over two years	11,972
of which	10,153	Option model	Correlation, in %		(80)	99	29
			Volatility, in %		0	163	19
			Buyback probability, in %	[2]	50	100	71
			Gap risk, in %	[3]	0	2	1
			Mean reversion, in %	[4]	(14)	(1)	(6)
of which	1,242	Discounted cash flow	Credit spread, in bp		0	395	108
Other liabilities	1,349
of which failed sales	199
of which	117	Market comparable	Price, in %		0	100	61
of which	38	Discounted cash flow	Discount rate, in %		11	29	21
Total level 3 liabilities at fair value	18,092
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value (continued)
end of 2016	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	410	–	–		–	–	–
Obligation to return securities received as collateral	70	–	–		–	–	–
Trading liabilities	3,737
of which interest rate derivatives	538	Option model	Basis spread, in bp		(2)	66	33
			Correlation, in %		20	100	57
			Prepayment rate, in %		1	32	9
			Gap risk, in %	[2]	20	20	20
			Funding spread, in bp		237	237	237
of which foreign exchange derivatives	150
of which	65	Option model	Correlation, in %		(10)	70	49
			Prepayment rate, in %		22	32	27
of which	69	Discounted cash flow	Contingent probability, in %		95	95	95
of which equity/index-related derivatives	1,181	Option model	Correlation, in %		(85)	98	23
			Volatility, in %		2	180	28
			Buyback probability, in %	[3]	50	100	62
of which credit derivatives	851	Discounted cash flow	Credit spread, in bp		0	1,635	163
			Discount rate, in %		2	45	21
			Default rate, in %		0	33	5
			Recovery rate, in %		20	60	35
			Loss severity, in %		15	100	70
			Correlation, in %		43	85	63
			Prepayment rate, in %		0	13	5
Short-term borrowings	516	–	–		–	–	–
Long-term debt	13,415
of which structured notes over two years	12,434
of which	12,008	Option model	Correlation, in %		(85)	99	23
			Volatility, in %		0	180	23
			Buyback probability, in %	[3]	50	100	62
			Gap risk, in %	[2]	0	2	1
			Mean reversion, in %	[4]	(14)	(1)	(6)
of which	286	Discounted cash flow	Credit spread, in bp		1	452	89
Other liabilities	1,679
of which failed sales	219
of which	163	Market comparable	Price, in %		0	100	68
of which	39	Discounted cash flow	Discount rate, in %		11	29	21
Total level 3 liabilities at fair value	19,827
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Risk of unexpected large declines in the underlying values between collateral settlement dates.
3 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Fair value, unfunded commitments and term of redemption conditions
end of	6M17							2016
	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Equity funds	60		1,005	[1]	1,065	0		65		1,281	[1]	1,346	0
Equity funds sold short	0		(17)		(17)	0		0		(1)		(1)	0
Total funds held in trading assets and liabilities	60		988		1,048	0		65		1,280		1,345	0
Debt funds	168		44		212	0		215		77		292	0
Equity funds	2		24		26	0		2		51		53	0
Others	1		210		211	0		0		201		201	0
Hedge funds	171		278	[3]	449	0		217		329	[3]	546	0
Debt funds	1		0		1	0		5		0		5	20
Equity funds	236		0		236	47		232		0		232	41
Real estate funds	180		0		180	48		212		0		212	50
Others	34		0		34	33		117		0		117	58
Private equities	451		0		451	128		566		0		566	169
Equity method investments	312		1,211		1,523	35		349		635		984	218
Total funds held in other investments	934		1,489		2,423	163		1,132		964		2,096	387
Total fair value	994	[5]	2,477	[6]	3,471	163	[7]	1,197	[5]	2,244	[6]	3,441	387	[7]
1
65% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 20% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 12% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, and 3% is redeemable on an annual basis with a notice period primarily of more than 60 days.

2
58% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 23% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 17% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, and 2% is redeemable on an annual basis with a notice period of more than 60 days.

3
60% of the redeemable fair value amount of hedge funds is redeemable on a monthly basis with a notice period primarily of less than 30 days, 36% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, and 4% is redeemable on demand with a notice period primarily of less than 30 days.

4
68% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 26% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 5% is redeemable on demand with a notice period primarily of less than 30 days, and 1% is redeemable on an annual basis with a notice period primarily of more than 45 days.

5 Includes CHF 203 million and CHF 334 million attributable to noncontrolling interests in 6M17 and 2016, respectively.
6 Includes CHF 225 million and CHF 231 million attributable to noncontrolling interests in 6M17 and 2017, respectively.
7 Includes CHF 67 million and CHF 88 million attributable to noncontrolling interests in 6M17 and 2016, respectively.
Nonrecurring fair value changes
end of	6M17	2016
Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.1	0.1
of which level 2	0.1	0.1

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
end of	6M17			2016
	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	1,108	4,178	(3,070)	1,276	4,495	(3,219)
Financial instruments (CHF million)
Interest-bearing deposits with banks	39	49	(10)	26	25	1
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	91,520	91,434	86	87,331	87,208	123
Loans	16,627	17,050	(423)	19,528	20,144	(616)
Other assets [1]	10,550	13,270	(2,720)	8,369	11,296	(2,927)
Due to banks and customer deposits	(1,049)	(980)	(69)	(1,120)	(1,059)	(61)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(16,038)	(16,037)	(1)	(19,634)	(19,638)	4
Short-term borrowings	(5,628)	(5,617)	(11)	(4,061)	(4,017)	(44)
Long-term debt	(70,829)	(73,733)	2,904	(71,970)	(75,106)	3,136
Other liabilities	(759)	(2,294)	1,535	(727)	(2,331)	1,604
1 Primarily loans held-for-sale.
Gains and losses on financial instruments
in	6M17		6M16
	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	7	[1]	1	[1]
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	852	[1]	670	[1]
Other investments	130	[2]	224	[2]
of which related to credit risk	2		(5)
Loans	841	[1]	912	[1]
of which related to credit risk	39		(106)
Other assets	256	[1]	(282)	[2]
of which related to credit risk	23		(264)
Due to banks and customer deposits	(7)	[1]	(65)	[2]
of which related to credit risk	7		(5)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(37)	[1]	(83)	[1]
Short-term borrowings	(264)	[2]	437	[2]
Long-term debt	(3,220)	[2]	(1,446)	[2]
Other liabilities	157	[3]	319	[2]
of which related to credit risk	109		223
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.

Own credit gains/(losses) on fair value option elected instruments recorded in AOCI
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	6M17	Cumulatively	6M16		6M17	6M16
Financial instruments (CHF million)
Deposits	(4)	(42)	(1)		0	0
Short-term borrowings	0	(1)	(1)		0	0
Long-term debt	(587)	(1,665)	2		(2)	0
of which treasury debt over two years	(182)	(363)	(22)		0	0
of which structured notes over two years	(423)	(1,293)	30		(7)	0
Total	(591)	(1,708)	0		(2)	0
1 Amounts are reflected gross of tax.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
6M17 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	37,827	0	37,826	0	37,826
Loans	256,934	0	262,430	2,298	264,728
Other financial assets [1]	165,022	110,162	54,013	1,174	165,349
Financial liabilities
Due to banks and deposits	371,751	205,259	166,493	0	371,752
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	14,673	0	14,673	0	14,673
Short-term borrowings	11,609	0	11,611	0	11,611
Long-term debt	104,891	0	107,517	475	107,992
Other financial liabilities [2]	51,202	0	51,070	127	51,197
2016 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	47,797	0	47,797	0	47,797
Loans	259,211	0	262,766	4,602	267,368
Other financial assets [1]	175,011	122,217	51,710	1,435	175,362
Financial liabilities
Due to banks and deposits	383,289	200,534	182,803	0	383,337
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	13,671	0	13,671	0	13,671
Short-term borrowings	11,324	0	11,327	0	11,327
Long-term debt	120,525	0	122,290	521	122,811
Other financial liabilities [2]	62,436	1,595	60,720	117	62,432
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

28 Assets pledged and collateral
> Refer to “Note 29 – Assets pledged and collateral” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q17 and to ”Note 35 – Assets pledged and collateral” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2016 for further information.
Assets pledged
end of	6M17	2016
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	112,294	122,811
of which encumbered	71,309	83,478
Collateral
end of	6M17	2016
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	398,459	402,702
of which sold or repledged	159,781	167,499
29 Litigation
> Refer to “Note 30 – Litigation” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q17 for further information.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
www.credit-suisse.com